06035650

SEC MAIL RECEIVED PROCESSING SECTION
MAY 05 2006
WASH., D.C. 213

BERKELEY TECHNOLOGY LIMITED

PE 12/31/05

PROCESSED
MAY 10 2006
THOMSON FINANCIAL

Annual Report 2005

BERKELEY TECHNOLOGY LIMITED
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

	Page
Financial Highlights	2
Organizational Structure	3
Board of Directors and Executive Officers	3
Review of the Year	4
Report of the Directors	5
Five-Year Summary of Selected Financial Information	8
Management's Discussion and Analysis of Financial Condition and Results of Operations	9
Results of Operations by Business Segment	10
- Venture Capital and Consulting	10
- Life Insurance and Annuities	11
- Corporate and Other	13
Consolidated Income (Loss) from Continuing Operations Before Income Taxes	13
Income Taxes	14
Discontinued Operations	14
Critical Accounting Policies	15
Recently Issued Accounting Pronouncements	17
Liquidity and Capital Resources	17
Contractual Obligations and Contingent Liabilities and Commitments	18
Quantitative and Qualitative Disclosures About Market Risk	18
Financial Statements	20
Consolidated Balance Sheets	20
Consolidated Statements of Operations	21
Consolidated Statements of Cash Flows	23
Consolidated Statements of Changes in Shareholders' Equity	25
Consolidated Statements of Comprehensive Income	26
Notes to Consolidated Financial Statements	27
Report of the Independent Auditors	56
Shareholder and Investor Information	57
Addresses	59
Notice of the Annual General Meeting	60

FINANCIAL HIGHLIGHTS

(Under U.S. GAAP)

(In thousands, except per share and ADS amounts or as noted)

	Years Ended December 31,	
	2005	2004
Net loss	$ 3,247	$12,141
Basic and diluted loss per share	$ 0.06	$ 0.24
Basic and diluted loss per ADS	$ 0.64	$ 2.39
Ordinary Shares outstanding (including ADSs)	64,439	64,439
Shareholders' equity	$19,603	$22,893
Net asset value per share [(1)]	$ 0.39	$ 0.45
Net asset value per ADS [(1)]	$ 3.85	$ 4.51

(1) Based on the net asset value of the Group after deducting the cost of the shares held by the employee benefit trusts, and on the number of shares outstanding excluding the shares held by the employee benefits trusts.

As used herein, the terms "Company," "we," "us" and "our" refer to *Berkeley Technology Limited*. Except as the context otherwise requires, the term "Group" refers collectively to the Company and its subsidiaries.

ORGANIZATIONAL STRUCTURE

We currently have two business segments that we operate through our subsidiaries: venture capital and consulting, and life insurance and annuities. Our principal operating subsidiaries, by business segment and location, are set forth below:

Principal Subsidiaries	Business Segment	Location
Berkeley International Capital Corporation	Venture capital and consulting	San Francisco, California
Berkeley International Capital Limited	Venture capital	Guernsey, Channel Islands
London Pacific Assurance Limited	Life insurance and annuities	Jersey, Channel Islands

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Arthur I. Trueger, Executive Chairman

Mr. Trueger is the founder and a principal shareholder of Berkeley Technology Limited. He has worked for us for more than 29 years and holds A.B., M.A. and J.D. degrees from the University of California.

Victor A. Hebert, Deputy Chairman, Non-Executive Director

Mr. Hebert has been a non-executive director since the Company's incorporation in January 1985 and Deputy Chairman since February 1996. He is a senior member of the law firm Heller Ehrman LLP in San Francisco, California, having joined the firm in 1962. He also serves as Secretary to Nextest Systems Corporation. Mr. Hebert is a member of the Compensation Committee.

Harold E. Hughes, Jr., Non-Executive Director

Mr. Hughes has been a non-executive director since January 1987. He is Chief Executive Officer and a director of Rambus, Inc., a chip-semiconductor interface supplier. Previously, he was Chairman of Pandesic LLC, an eCommerce software supplier owned jointly by Intel Corporation and SAP, from 1997 to 2000. Prior to Pandesic, he was employed by Intel Corporation for 23 years, during which time he held a number of positions in financial and operational management. He also serves on the board of Xilinx, Inc. Mr. Hughes is a member of the Audit, Business Development and Compensation Committees.

The Viscount Trenchard, Non-Executive Director

Lord Trenchard has been a non-executive director since August 1999. He is Director General of the European Fund and Asset Management Association, a Senior Adviser to Prudential Financial, Inc., Chairman of Endsleigh Fishing Club Limited, Chairman of The Dejima Fund Limited and a director of Japan Society Publications Limited. He was a director of Robert Fleming and Co. Limited, or one of its principal subsidiaries, from 1996 to 2000, where he was also head of Japanese Investment Banking. Previously, he was a director of Kleinwort Benson Limited from 1986 to 1996, whose Tokyo office he managed for many years. Lord Trenchard is a member of the Audit and Business Development Committees.

Ian K. Whitehead, Chief Financial Officer

Mr. Whitehead has held the position of Chief Financial Officer of Berkeley Technology Limited since he joined the Company in 1990. He is a member of the Institute of Chartered Accountants in England and Wales.

REVIEW OF THE YEAR

Our consolidated net loss, computed in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), for the year ended December 31, 2005, was $3.2 million, or $0.06 per diluted share and $0.64 per diluted ADR, compared with a net loss of $12.1 million, or $0.24 per diluted share and $2.39 per diluted ADR, for the year ended December 31, 2004. No dividends will be paid on the outstanding shares and ADRs for 2005.

We report net income (loss) and diluted earnings (loss) per share and ADR in accordance with U.S. GAAP.

A decline in expenses of $0.3 million and higher net investment income (after amounts credited to insurance policyholder accounts) of $0.5 million contributed toward the lower net loss for 2005. The impact of stock market volatility on our results has been negligible following the sale of most of our common stock holdings during 2004 and early in 2005. Net realized and unrealized investment losses totaled $26,000 in 2005, compared to net realized and unrealized investment losses of $7.7 million in 2004. Our Jersey, Channel Islands based insurance company, London Pacific Assurance Limited ("LPAL"), continued to serve its policyholders; however, no new policies are currently being sold. Policyholder liabilities for LPAL fell during 2005 by $7.7 million to $13.6 million primarily due to maturing policies. As of December 31, 2005, LPAL's corporate bonds, cash and accrued interest totaled $23.7 million.

We are an international venture capital and consulting firm, primarily in the telecommunications and medical industries. We currently represent four Silicon Valley telecommunications equipment companies in dealing with large incumbent European and Japanese telecommunications companies. Our objective is to use consulting revenues to finance the development of large telecommunications company relationships, which will eventually lead to equity based transactions, with fees or direct investment opportunities for us. There is also the possibility of new venture funds raised in partnership with international sources of capital leading to management fees and carried interests.

Progress has been made in reducing our cash burn rate. Consulting fees and net interest income are approaching a total of $1.2 million on an annual basis. Longstanding key employees continue to serve as do the three eminent independent directors on a board of four people, including Mr. Arthur Trueger, the Executive Chairman.

The intention is to continue operating the Company to maximize shareholder value. We are an operating company and intend to generate value through our successful efforts over time.

REPORT OF THE DIRECTORS

The directors present this report and the consolidated financial statements of the Company for the year ended December 31, 2005.

Principal Activities

The activities of the Company and its subsidiaries are venture capital and consulting, and life insurance and annuities. The Company is incorporated in Jersey, Channel Islands.

Share Capital

As of December 31, 2005, the Company had authorized share capital of 86,400,000 Ordinary Shares with a par value of $0.05, of which 64,439,073 shares were issued and outstanding. All of the Company's shares are listed on the London Stock Exchange ("LSE"). Shares are also traded in the form of American Depositary Shares ("ADSs"), which are evidenced by American Depositary Receipts ("ADRs"), in the United States in the ratio of ten Ordinary Shares to each ADS. The ADSs are traded on the Over-the-Counter ("OTC") Bulletin Board. On February 14, 2003, warrants to purchase 1,933,172 of the Company's Ordinary Shares at a price of £0.1143 were issued to the Bank of Scotland in connection with the Term Loan and Guarantee Facility entered into between the Company and Bank of Scotland. This bank facility was repaid fully and terminated in June 2003.

Auditors

BDO International and BDO Seidman, LLP were appointed by the Board of Directors as the Company's independent auditors with effect from July 31, 2002. BDO International transferred their business from a partnership to a limited liability partnership ("LLP") with effect from January 1, 2004. All non-U.S. audit services are now provided by BDO Stoy Hayward, LLP, who were re-appointed as the Company's auditors on January 28, 2004. BDO Stoy Hayward, LLP and BDO Seidman, LLP have indicated their willingness to continue in office.

Directors

The directors of the Company who served throughout the year were:

Arthur I. Trueger, *Executive Chairman*
Victor A. Hebert, *Deputy Chairman*
Harold E. Hughes, Jr.
The Viscount Trenchard

John Clennett retired on January 7, 2005. Harold E. Hughes, Jr. retires by rotation and, being eligible, offers himself for re-election.

Except as noted below, no director or his dependants had any interest in the share capital of the Company or its subsidiaries at any time during the year, nor any entitlements under the Company's share option plans.

The interests of the directors and their dependants in the shares of the Company, all being held beneficially, as of December 31, 2005 were as follows:

	Ordinary Shares	Ordinary Share Options [1]
Arthur I. Trueger	19,260,693	3,000,000
Victor A. Hebert	45,000	40,000
Harold E. Hughes, Jr.	-	60,000
The Viscount Trenchard	-	40,000

(1) *All vested. 1,000,000 of the options held by Mr. Trueger will expire on April 6, 2006 if unexercised. 20,000 of the options held by Mr. Hebert, 20,000 of the options held by Mr. Hughes and 20,000 of the options held by The Viscount Trenchard will expire on October 5, 2006 if unexercised.*

All directors' interests were held at both December 31, 2005 and March 27, 2006.

In addition to Mr. Trueger, who has an interest in 34.5% (22,260,693 shares) of the Company's issued share capital, the Company is aware of the following shareholders with an interest in 3% or more of the issued share capital as of March 27, 2006:

	Ordinary Shares	Percentage Held
The London Pacific Group 1990 Employee Share Option Trust [1]	13,084,681	20.3%
SC Fundamental Value Fund, L.P.	5,503,450 [2]	8.5%
SC Fundamental Value BVI, Ltd.	4,150,760 [3]	6.4%
Mr. P. Gyllenhammar [4]	4,095,000	6.4%
The Union Discount Company of London Limited	2,050,000	3.2%

(1) 3,000,000 of these shares are under option to Arthur I. Trueger and are also included in the 34.5% above.
(2) 2,981,200 are held in ADR form.
(3) 2,248,010 are held in ADR form.
(4) Includes interest in the shares held by The Union Discount Company of London Limited, shown below.

Except as noted above, there were no other interests of the directors in any contract of significance to which the Company or any of its subsidiaries was a party at any time during or at the end of the year. No director has a contract of service with the Company.

Directors' Responsibilities as Regards to the Financial Statements

Jersey company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the net income of the Company for that period. In preparing those financial statements, the directors are required to:

i) select suitable accounting policies and then apply them consistently;
ii) make judgments and estimates that are reasonable and prudent;
iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
iv) prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. The directors are also responsible for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Results and Dividends

The Group's net loss for the year amounted to $3.2 million. In view of the Company's requirement to conserve cash in order to meet the operating needs and growth opportunities of the business, an interim dividend for 2005 was not paid and the Board of Directors will not be recommending a final dividend for the year 2005.

The London Pacific Group 1990 Employee Share Option Trust has waived its entitlement to dividends.

Taxation Implications

Charities, superannuation funds and certain assurance companies in the United Kingdom, together with individual investors who are not resident in Jersey, may be entitled to a full or partial repayment of the Jersey income tax credit arising on distributions, on submission of a claim to the Jersey Comptroller of Income Tax. Shareholders should consult their tax advisor with respect to their own tax positions.

By Order of the Board

Robert A. Cornman
Secretary

Minden House
6 Minden Place
St. Helier
Jersey, Channel Islands

March 27, 2006

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION

The following is a summary of selected financial data for the Group. This data should be read in conjunction with the audited consolidated financial statements of the Company, included in this Report. ADS amounts have been restated to reflect the one-for-ten reverse split in June 2002.

	Years Ended/As of December 31,				
	2005	2004	2003	2002 [2]	2001 [2]
	(In thousands, except per share and ADS data)				
Operating Results					
Revenues from continuing operations, including net realized and change in net unrealized investment gains and losses	$ 2,093	$ (5,759)	$ 9,198	$ (33,337)	$(194,376)
Income (loss) from continuing operations before income taxes	(3,235)	(11,851)	1,047	(54,478)	(221,033)
Income tax expense (benefit) on continuing operations	12	290	(42)	1,291	2,107
Income (loss) from discontinued operations	-	-	9,965	(154,678)	(180,194)
Income tax expense (benefit) on discontinued operations	-	-	38	(4,943)	(58,550)
Net income (loss)	(3,247)	(12,141)	11,016	(205,504)	(344,784)
Basic earnings (loss) per share:					
Continuing operations	(0.06)	(0.24)	0.02	(1.10)	(4.38)
Discontinued operations	-	-	0.20	(2.95)	(2.38)
Total basic earnings (loss) per share	(0.06)	(0.24)	0.22	(4.05)	(6.76)
Diluted earnings (loss) per share:					
Continuing operations	(0.06)	(0.24)	0.02	(1.10)	(4.38)
Discontinued operations	-	-	0.20	(2.95)	(2.38)
Total diluted earnings (loss) per share	(0.06)	(0.24)	0.22	(4.05)	(6.76)
Basic earnings (loss) per ADS:					
Continuing operations	(0.64)	(2.39)	0.21	(10.99)	(43.77)
Discontinued operations	-	-	1.96	(29.50)	(23.85)
Total basic earnings (loss) per ADS	(0.64)	(2.39)	2.17	(40.49)	(67.62)
Diluted earnings (loss) per ADS:					
Continuing operations	(0.64)	(2.39)	0.21	(10.99)	(43.77)
Discontinued operations	-	-	1.94	(29.50)	(23.85)
Total diluted earnings (loss) per ADS	(0.64)	(2.39)	2.15	(40.49)	(67.62)
Financial Position					
Cash and total investments (continuing operations)	32,840	43,279	61,944	69,378	262,058
Total assets	33,803	44,707	63,513	80,217	2,539,126
Bank debt	-	-	-	9,314	36,874
Guarantees under bank facility	-	-	-	10,590	-
Shareholders' equity	19,603	22,893	34,897	21,486	221,653
Book value per share [1]	0.39	0.45	0.69	0.42	4.37
Book value per ADS [1]	3.85	4.51	6.88	4.23	43.68
Ordinary Share and ADS Data					
Ordinary Shares outstanding as of December 31	64,439	64,439	64,439	64,439	64,439
Weighted-average shares used in:					
Basic earnings per share calculation	50,917	50,754	50,754	50,753	50,984
Diluted earnings per share calculation	50,917	50,754	51,188	50,753	50,984
Total dividends per share relating to the year (gross)	$ -	$ -	$ -	$ -	$ 0.16
Total dividends per ADS relating to the year	$ -	$ -	$ -	$ -	$ 1.28
Market price per share on December 31	£ 0.06	£ 0.11	£ 0.14	£ 0.055	£ 2.60
Market price per ADS on December 31	$ 0.70	$ 1.70	$ 2.51	$ 0.50	$ 39.60
Market capitalization as of December 31	$ 6,706	$ 13,115	$ 16,148	$ 5,706	$ 244,611

(1) Based on the net asset value of the Group after deducting the cost of the shares held by the employee benefit trusts, and on the number of shares outstanding excluding the shares held by the employee benefit trusts.

(2) Reclassifications have been made related to discontinued operations. The Group's financial advisory services and asset management businesses were sold in 2003, and the Group's U.S. life insurance company was deconsolidated in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited consolidated financial statements, and the notes thereto, presented elsewhere in this Report. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. This section should also be read in conjunction with the "Forward-Looking Statements and Factors That May Affect Future Results" which are set forth below and in our filings with the U.S. Securities and Exchange Commission ("SEC").

Forward-Looking Statements and Factors That May Affect Future Results

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's current beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "goals," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Future outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Factors that could cause or contribute to deviations from the forward-looking statements include those discussed in this section, elsewhere in this Report and in our filings with the SEC. The factors include, but are not limited to, (i) the risks described under "Quantitative and Qualitative Disclosures About Market Risk," (ii) variations in demand for our products and services, (iii) the success of our new products and services, (iv) significant changes in net cash flows in or out of our businesses, (v) fluctuations in the performance of debt and equity markets worldwide, (vi) the enactment of adverse state, federal or foreign regulation or changes in government policy or regulation (including accounting standards) affecting our operations, (vii) the effect of economic conditions and interest rates in the U.S., the U.K. or internationally, (viii) the ability of our subsidiaries to compete in their respective businesses, (ix) our ability to attract and retain key personnel, and (x) actions by governmental authorities that regulate our businesses, including insurance commissions.

RESULTS OF OPERATIONS BY BUSINESS SEGMENT

Income before income taxes for our reportable operating segments, based on management's internal reporting structure, is as follows:

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
Income (loss) from continuing operations before income taxes by operating segment:			
Venture capital and consulting	$ (584)	$ (1,365)	$ 3,571
Life insurance and annuities	(701)	(8,091)	1,577
	(1,285)	(9,456)	5,148
Reconciliation of segment amounts to consolidated amounts:			
Interest and other fee income	366	125	53
Corporate expenses	(2,312)	(2,415)	(3,478)
Interest expense	(4)	(105)	(676)
Consolidated income (loss) from continuing operations before income taxes	$ (3,235)	$(11,851)	$ 1,047

Business segment data contained in Note 17 to the Consolidated Financial Statements should be read in conjunction with this discussion. A detailed discussion of the results for each reportable segment follows.

Venture Capital and Consulting

Certain information regarding our venture capital and consulting segment's results of operations is as follows:

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
Revenues and net investment gains (losses):			
Consulting fees	$ 536	$ 490	$ -
Net realized investment gains (losses)	-	2,010	(2,107)
Change in net unrealized investment gains and losses on trading securities	(1)	(2,625)	6,794
Total revenues and net investment gains (losses)	535	(125)	4,687
Operating expenses	1,119	1,240	1,116
Income (loss) from continuing operations before income taxes	$ (584)	$ (1,365)	$ 3,571

2005 compared to 2004

In 2005, the venture capital and consulting segment contributed a loss before income taxes of $0.6 million to our overall loss from continuing operations before income taxes, compared to a loss before taxes of $1.4 million in 2004. The loss for 2005 was attributable to an excess of operating expenses over consulting fee income. The 2004 results were attributable to net realized and unrealized investment losses on listed equity securities of $0.6 million, in addition to a $0.8 million excess of operating expenses over consulting fee income.

Operating expenses in 2005 were $1.1 million, compared to $1.2 million in 2004. The $0.1 million decrease was attributable primarily to a reduction in staff costs and facility expenses. The decrease reflects our overall efforts to reduce operating costs.

2004 compared to 2003

In 2004, the venture capital and consulting segment contributed a loss before income taxes of $1.4 million to our overall loss from continuing operations before income taxes, compared to income before taxes of $3.6 million in 2003. The 2003 results were attributable primarily to net realized and unrealized investment gains and losses on listed equity securities. During 2004, we began earning fee income by advising a small number of North American technology companies. Consulting fees of $490,000 were earned; however, this income did not cover all of the operating expenses of the segment.

The change in net unrealized gains and losses in the listed equity trading portfolio during 2004 was a loss of $2.6 million, which was partially offset by net realized gains of $2.0 million. The trading portfolio decreased from $3.4 million as of December 31, 2003 to $0.1 million as of December 31, 2004. We sold most of our trading positions during 2004, which resulted in net realized gains of $1.9 million based on an aggregate original cost of $0.8 million. All intersegmental investment gains and losses have been eliminated in our consolidated statements of operations.

Operating expenses in 2004 were $1.2 million, compared to $1.1 million in 2003. The $0.1 million increase was attributable primarily to additional staff costs, reflecting the additional resources required to redevelop our venture capital and consulting business.

Life Insurance and Annuities

Certain information regarding our life insurance and annuities segment's results of operations is as follows:

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
Revenues and net investment gains (losses):			
Investment income	$ 1,213	$ 1,295	$ 1,834
Insurance policy charges	4	4	6
Net realized investment gains (losses)	(43)	1,273	(38,329)
Change in net unrealized investment gains and losses on trading securities	18	(8,331)	40,947
Total revenues and net investment gains (losses)	1,192	(5,759)	4,458
Expenses:			
Amounts credited on insurance policyholder accounts	980	1,358	1,922
General and administrative expenses	913	974	959
Total expenses	1,893	2,332	2,881
Income (loss) from continuing operations before income taxes	$ (701)	$ (8,091)	$ 1,577

As previously disclosed in our 2002 through 2004 Annual Reports, on July 2, 2002, we announced that LPAL would discontinue writing new policies effective immediately. The decision to discontinue the issuance of new policies was made to avoid the increased capital requirements created by additional policyholder liabilities. Subsequent to this announcement, LPAL policy surrenders increased substantially. Approximately 90% of LPAL's $140.2 million in policyholder liabilities as of June 30, 2002 have been surrendered or have matured as of December 31, 2005. Policyholder liabilities as of December 31, 2005 were $13.6 million.

Almost all of the surrenders since June 30, 2002 occurred in the second half of 2002; most of the decrease in policyholder liabilities since the end of 2002 is attributable to policy maturities.

LPAL now focuses on managing the remaining block of policyholder liabilities. There are no plans currently to write new policies.

2005 compared to 2004

In 2005, LPAL contributed a loss before income taxes of $0.7 million to our overall loss from continuing operations before income taxes, compared to a loss before income taxes of $8.1 million in 2004

The spread between investment income and amounts credited to policyholders improved during 2005 compared to 2004, from negative $63,000 in 2004 to positive $233,000 in 2005. Interest and dividend income on investments totaled $1.2 million in 2005, compared with $1.3 million in 2004. This $0.1 million decrease was primarily due to the decline in the level of LPAL's corporate bond investments, which was consistent with the decline in policyholder liabilities since December 31, 2004. Amounts credited on policyholder accounts decreased by $0.4 million in 2005 to $1.0 million, compared to $1.4 million in 2004. This decrease was primarily due to policy maturities since December 31, 2004. The average rate credited to policyholders was 5.7% in 2005, compared with 5.6% in 2004.

Net investment losses totaled $25,000 in 2005, compared with net investment losses of $7.1 million in 2004. During 2004, LPAL held significant levels of listed equity securities, causing LPAL's results to be impacted by equity market volatility. By the end of January 2005, LPAL sold all of its listed equity securities and as such, LPAL's equity market risk has been reduced significantly.

Total invested assets decreased to $24.7 million as of December 31, 2005, compared to $33.1 million as of December 31, 2004, primarily due to policyholder benefits paid of $6.7 million. On total average invested assets in 2005, the average net return, including both realized and unrealized investment gains and losses, was 4.2%, compared with –15.3% in 2004.

Policyholder liabilities as of December 31, 2005 were $13.6 million of which $10.6 million is scheduled to mature during 2006. LPAL expects to meet these maturities primarily by using the proceeds from maturing bonds which are estimated to be $13.7 million during 2006, and estimated interest income to be received during 2006 of $1.1 million. In the absence of significant redemptions, policyholder liabilities are projected to be approximately $3.0 million at the end of 2006.

Included in general and administrative expenses for 2005 are $0.3 million of employee severance costs. In order to reduce operating costs and to conserve cash, and in light of the decrease in the size of LPAL's operations, LPAL reduced its staff in January 2005. Excluding the $0.3 million of employee severance costs, general and administrative expenses for 2005 were $0.6 million, compared with $1.0 million for 2004. This $0.4 million decrease is primarily due to lower staff costs.

2004 compared to 2003

In 2004, LPAL contributed a loss before income taxes of $8.1 million to our overall loss from continuing operations before income taxes, compared to income before income taxes of $1.6 million in 2003. Net realized investment gains in 2004 were $1.3 million compared to net realized investment losses of $38.3 million in 2003. The loss from the change in net unrealized investment gains and losses was $8.3 million in 2004, compared to a gain of $40.9 million in 2003. In 2004, the spread between investment income and amounts credited to policyholders increased by $25,000, and general and administrative expenses remained flat at $1.0 million, each as compared to 2003.

LPAL did not generate any premiums during 2004 or 2003. LPAL discontinued selling new policies on July 2, 2002 as mentioned above.

Interest and dividend income on investments was $1.3 million in 2004, compared with $1.8 million in 2003. This $0.5 million decrease was primarily due to the decline in the level of LPAL's corporate bond investments, which was consistent with the decline in policyholder liabilities since December 31, 2003.

Net investment losses totaled $7.1 million in 2004, compared to net investment gains of $2.6 million in 2003. Net investment losses in 2004 were comprised of net realized investment gains of $1.3 million and $8.3 million in losses from the change in net realized gains and losses on the listed equity securities held in the trading portfolio. The trading portfolio decreased from $13.5 million as of December 31, 2003 to $0.5 million as of December 31, 2004. LPAL sold its remaining Packeteer, Inc. holding during 2004, which resulted in net realized gains of $4.9 million based on an aggregate original cost of $4.4 million. These realized gains were partially offset by other-than-temporary impairment charges on one private equity security holding totaling $3.4 million and one of LPAL's trading positions was acquired by a larger listed company, in exchange for $0.3 million of stock in the acquiring company, which resulted in a realized loss of $0.3 million based on an original cost of $0.6 million.

Total invested assets decreased to $33.1 million as of December 31, 2004, compared to $47.9 million as of December 31, 2003, primarily due to policyholder benefits paid of $9.8 million and net investment losses of $7.1 million during 2004. On total average invested assets in 2004, the average net return, including both realized and unrealized investment gains and losses, was –15.3%, compared with 8.9% in 2003.

Amounts credited on policyholder accounts decreased by $0.5 million in 2004 to $1.4 million, compared to $1.9 million in 2003. This decrease was primarily due to policy maturities since December 31, 2003. The average rate credited to policyholders was 5.6% in 2004, compared with 5.9% in 2003.

Corporate and Other

2005 compared to 2004

Corporate expenses decreased by $0.1 million to $2.3 million in 2005, as compared to $2.4 million for 2004. This decrease was primarily due to lower staff costs, facilities expense, professional services fees, shareholder reporting costs and corporate insurance costs, which were partially offset by legal fees associated with the legal proceedings described in Note 11 to the Consolidated Financial Statements.

2004 compared to 2003

Corporate expenses decreased by $1.1 million to $2.4 million in 2004, as compared to $3.5 million for 2003. This decrease was primarily due to lower facilities costs, professional services fees and insurance costs.

Since we fully repaid and terminated our bank facility during June 2003, we did not incur any borrowing costs in 2004, compared to $0.7 million in 2003. However, we did pay $0.1 million in interest during 2004 related to an additional California tax liability for tax years 1998 and 1999.

Consolidated Income (Loss) from Continuing Operations Before Income Taxes

2005 compared to 2004

Our consolidated loss from continuing operations before income taxes was $3.2 million in 2005, compared to a loss of $11.9 million in 2004. This change was primarily due to net realized and unrealized investment losses of $26,000 in 2005, compared to net realized and unrealized investment losses of $7.7 million in 2004.

Due to the sales of almost all of our listed equity securities during 2004, our results are no longer significantly impacted by equity market volatility.

We continue to pursue opportunities to grow the business in the future, however, there is no guarantee that we will be successful in redeveloping our venture capital and consulting operations.

2004 compared to 2003

Our consolidated loss from continuing operations before income taxes was $11.9 million in 2004, compared to income from continuing operations before income taxes of $1.0 million in 2003. This change was primarily due to net realized and unrealized investment losses of $7.7 million in 2004, compared to net realized and unrealized investment gains of $7.3 million in 2003. During both years, we held significant levels of listed equity securities and our results were significantly impacted by equity market volatility.

Income Taxes

We are subject to taxation on our income in all countries in which we operate based upon the taxable income arising in each country. However, realized gains on certain investments are exempt from Jersey and Guernsey taxation. We are subject to income tax in Jersey at a rate of 20%. In the United States, we are subject to both federal and California taxes at rates up to 34% and 8.84%, respectively.

2005 compared to 2004 (continuing operations)

The $12,000 tax expense for 2005 is comprised of our minimum California taxes and other state taxes. Other than these taxes, no other tax expense or benefits are applicable to our Group for this period. Losses were contributed by our Jersey and Guernsey operations, for which no tax benefits will be realized. Losses were also contributed by our U.S subsidiaries during 2005; we did not recognize any U.S. tax benefits due to the 100% valuation allowances that we have provided for all deferred tax assets.

2004 compared to 2003 (continuing operations)

The $0.3 million tax expense for 2004 is primarily an additional California tax liability related to tax years 1998 and 1999 which we paid in 2004. Other than these taxes and $7,000 of other tax expense, primarily minimum California taxes, no other tax expense or benefits are applicable to our Group for this period. Losses were contributed by our Jersey and Guernsey operations, primarily consisting of net realized and unrealized investment losses for which no tax benefits will be realized. Losses were also contributed by our U.S subsidiaries during 2004; however, we did not recognize any U.S. tax benefits due to the 100% valuation allowances that we have provided for all deferred tax assets.

2003 (disposal of discontinued operations)

We recorded $36,000 of income tax expense on book gains totaling $11.7 million from the sales of Berkeley Capital Management ("BCM") and LPA during 2003. Income taxes based on statutory tax rates applied to the taxable gains on these sales were approximately $4.9 million. However, due to net operating losses in the U.S. tax groups in the current and prior years, and capital loss carryovers from prior years, we were able to offset all of the taxes related to the gains on the sale of BCM and LPA, except for a small amount of federal alternative minimum tax.

Discontinued Operations

There were no results to report for discontinued operations for 2004 or 2005, as we completed the sales of BCM and LPA in the second quarter of 2003.

Our consolidated statement of operations for 2003 includes the results of discontinued operations for the first four months of 2003, in the case of BCM, and for the first five months of 2003, in the case of LPA. It also includes the gain on sale of both BCM and LPA totaling $11.7 million. For further information see Note 2 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

Management has identified those accounting policies that are most important to the accurate portrayal of our financial condition and results of operations and that require management's most complex or subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These most critical accounting policies pertain to our investments, life insurance policy liabilities and contingent liabilities. These critical accounting policies are described below.

Determination of Fair Values of Investments

When a quoted market price is available for a security, we use this price in the determination of fair value. If a quoted market price is not available for a security, management estimates the security's fair value based on valuation methodologies as described below.

We hold investments in privately held equity securities, primarily convertible preferred stock in venture capital companies doing business in various segments of technology industries. Venture capital investing entails making investments in companies that are developing products or services for large emerging markets with the belief that these investments will yield superior returns if these companies are successful. These investments are normally held for a number of years. When we make these investments, most of the companies are still developing the products they intend to bring to market or are in the early stages of product sales. Venture capital companies are net consumers of cash and often dependent upon additional financing to execute their business plans. These investments involve substantial risk and the companies generally lack meaningful historical financial results used in traditional valuation models. The process of pricing these securities range from fierce competitive bidding between financial institutions to existing investors negotiating prices with the company without outside investor validation. Investments in convertible preferred stock come with rights that vary dramatically both from company to company and between rounds of financing within the same company. These rights, such as anti-dilution, redemption, liquidation preferences and participation, bear directly on the price an investor is willing to pay for a security. The returns on these investments are generally realized through an initial public offering of the company's shares or, more commonly, through the company's acquisition by a public company.

One of the factors affecting fair value is the amount of time before a company requires additional financing to support its operations. Management believes that companies that are financed to the estimated point of operational profitability or for a period greater than one year will most likely return value to the investor through an acquisition between a willing buyer and seller, as the company does not need to seek financing from an opportunistic investor or insider in an adverse investment environment. If a particular company needs capital in the near term, management considers a range of factors in its fair value analysis, including our ability to recover our investment through surviving liquidation preferences. Management's valuation methodologies also include fundamental analysis that evaluates the investee company's progress in developing products, building intellectual property portfolios and securing customer relationships, as well as overall industry conditions, conditions in and prospects for the investee's geographic region, and overall equity market conditions. This is combined with analysis of comparable acquisition transactions and values to determine if the security's liquidation preferences will ensure full recovery of our investment in a likely acquisition outcome. In its valuation analysis, management also considers the most recent transaction in a company's shares.

The determination of fair values of investments requires the application of significant judgment. It is possible that the factors evaluated by management and fair values will change in subsequent periods, especially with respect to our privately held equity securities in technology companies, resulting in material impairment charges in future periods.

Other-than-temporary Impairments

Management performs an ongoing review of all investments in the portfolio to determine if there are any declines in fair value that are other-than-temporary.

Since our listed equity securities are classified as trading securities, impairment adjustments are not required as any change in the market value of these securities between reporting periods is included in earnings.

In relation to our equity securities that do not have a readily determinable fair value and are classified as available-for-sale, factors considered in impairment reviews include: (i) the length of time and extent to which estimated fair values have been below cost and the reasons for the decline, (ii) the investee's recent financial performance and condition, earnings trends and future prospects, (iii) the market condition of either the investee's geographic area or industry as a whole, and (iv) concerns regarding the investee's ability to continue as a going concern (such as the inability to obtain additional financing). If the evidence supports that a decline in fair value is other-than-temporary, then the investment is reduced to its estimated fair value, which becomes its new cost basis, and a realized loss is reflected in earnings.

We determine that a fixed maturity security is impaired when it is probable that we will not be able to collect amounts due (principal and interest) according to the security's contractual terms. We make this determination by considering all available facts and circumstances, including our intent and ability to continue to hold the investment to maturity. The factors we consider include: (i) the length of time and extent to which the market values have been below amortized cost and the reasons for the decline, (ii) the issuer's recent financial performance and condition, earnings trends and future prospects in the near to mid-term, (iii) changes in the issuer's debt rating and/or regulatory actions or other events that may effect the issuer's operations, (iv) the market condition of either the issuer's geographic area or industry as a whole, and (v) factors that raise doubt about the issuer's ability to continue as a going concern. If the evidence supports that a decline in fair value is other-than-temporary, then the fixed maturity security is written down to its quoted market value, if such a value is available. If a readily determinable fair value does not exist, then the fixed maturity security is written down to management's estimate of its fair value, which is based on the valuation methodologies described above. Write-downs are recorded as realized losses and included in earnings.

The evaluations for other-than-temporary impairments require the application of significant judgment. It is possible that the impairment factors evaluated by management and fair values will change in subsequent periods, especially with respect to privately held equity securities in technology companies, resulting in material impairment charges in future periods.

Life Insurance Policy Liabilities

We account for life insurance policy liabilities in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." We account for life insurance policy liabilities for deferred annuities as investment-type insurance products and we record these liabilities at accumulated value (premiums received, plus accrued interest to the balance sheet date, less withdrawals and assessed fees).

Contingent Liabilities

As discussed in Note 11 to the Consolidated Financial Statements, we are involved in various matters that may or may not result in a loss to the Group. We account for contingent liabilities in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." As such, in situations where we believe that a loss is probable and where we can reasonably estimate the amount of the loss, we will recognize that estimated loss in our financial statements. Because of the uncertainties that exist, we cannot predict the outcome of the pending matters with certainty. Actual results may differ from our estimates, and the ultimate outcome of these matters could have a significant impact on our results of operations and financial position.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements for a summary of recently issued accounting pronouncements.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents decreased during 2005 by $9.5 million from $19.5 million as of December 31, 2004 to $10.0 million as of December 31, 2005. This decrease in cash and cash equivalents primarily resulted from $6.7 million, $1.7 million and $0.5 million of cash used in financing activities, investing activities and operating activities, respectively. Cash used in financing activities related to insurance policyholder benefits paid by LPAL. Cash used in investing activities primarily related to the purchase of fixed maturity securities by the Group and LPAL, partially offset by the maturity of fixed maturity securities held by LPAL and the Group. Cash used in operating activities primarily resulted from the $3.2 million operating loss for 2005, partially offset by the sale of trading securities. As of December 31, 2005, our cash and cash equivalents, excluding the amount held by LPAL, amounted to $0.5 million, a decrease of $9.3 million from December 31, 2004. We purchased $8.5 million in corporate bonds and U.S. government agency securities during the first quarter of 2005 in order to increase our yields on our liquid resources. Of these securities, $1.4 million matured during 2005, and all of the remaining securities matured on or before February 1, 2006. Excluding LPAL's investments, we also held $0.1 million of listed equity securities which could be sold within a short period of time as of December 31, 2005, compared to $0.1 million as of December 31, 2004 and $3.4 million as of December 31, 2003.

The $9.5 million of cash and cash equivalents held by LPAL, as well as the $14.7 million of investments held by LPAL, are not currently available to fund the operations or commitments of the Company or its other subsidiaries.

Shareholders' equity decreased during 2005 by $3.3 million from $22.9 million at December 31, 2004 to $19.6 million as of December 31, 2005, primarily due to the net loss for the period of $3.2 million. As of December 31, 2005 and 2004, $62.6 million and $63.6 million, respectively, of our Ordinary Shares, at cost, held by the employee benefit trusts have been netted against shareholders' equity.

As discussed above in "Results of Operations by Business Segment – Life Insurance and Annuities," LPAL discontinued issuing new policies in July 2002. During 2005, LPAL continued to service its existing policyholders. During this period, policy surrenders totaled $0.2 million and policy maturities totaled $6.5 million. Policyholder liabilities were $13.6 million as of December 31, 2005, compared to $21.2 million as of December 31, 2004. We do not expect significant surrender activity during 2006; however, approximately $10.6 million of policyholder liabilities are scheduled to mature during this period. LPAL has sufficient liquid resources to fund these maturities. As of December 31, 2005, LPAL had cash of $9.5 million, accrued interest receivable of $0.4 million and corporate bonds of $13.8 million.

In prior periods, LPAL held listed equity securities at levels such that fluctuations in the market value of these listed equity securities could have had a significant impact on LPAL's statutory capital level. Following the sale of LPAL's remaining Packeteer, Inc. common stock holding during 2004, and the sale of LPAL's remaining $0.5 million of listed equity holdings in January 2005, fluctuations in the market value of LPAL's listed equity securities will no longer have an impact on LPAL's required statutory capital level.

As of December 31, 2005, we had no bank borrowings, guarantee obligations, material commitments outstanding for capital expenditures or additional funding for private equity portfolio companies.

As of December 31, 2005, we had $0.5 million of cash and cash equivalents and $7.0 million in short-term bonds, excluding cash and bonds held by our life insurance and annuities segment. We believe that this cash balance and the proceeds in early 2006 from our bond maturities are sufficient to fund our operations (venture capital and consulting and corporate activities) over at least the next 12 months. As discussed in Note 11 to the Consolidated Financial Statements, we are involved in certain legal proceedings for which we have incurred and will incur attorneys' fees and other costs. The amount of such future fees and costs is currently unknown, though we believe that our cash and liquid resources are sufficient to cover these costs, in addition to our normal operating expenses, over at least the next 12 months.

As of December 31, 2005, we had $1.0 million of cash held in escrow related to our sale of LPA to SunGard as discussed in Note 4 to the Consolidated Financial Statements. Due to the legal proceedings described in Note 11 to the Consolidated Financial Statements, the release of the escrow amount is currently uncertain. We have not made any reserve against this $1.0 million held in escrow.

In order to reduce operating costs and to conserve cash, and in light of the decrease in the size and complexity of our continuing operations, we reduced staffing levels in early 2005. Due to employee severance costs, the impact of these staff cost reductions will not be fully realized on an annual basis until 2006. In addition, we have implemented or are in the process of implementing other cost reductions.

CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

The following table aggregates our expected contractual obligations and commitments subsequent to December 31, 2005.

Contractual obligations (1)	2006	2007 - 2008	2009 - 2010	Beyond 2010	Total
			(In thousands)		
Deferred annuity policy maturities	$10,752	$ 2,922	$ 128	$ -	$13,802
Capital lease commitments	-	-	-	-	-
Operating lease commitments (2)	221	230	173	-	624
Total contractual cash obligations	$10,973	$ 3,152	$ 301	$ -	$14,426

(1) Does not include other commitments for the purchase of goods and services which in the aggregate are immaterial.

(2) Includes commitments related to our Jersey office lease which expires in September 2010. We are currently evaluating sublease options for which no commitment has been entered into as of the date of this Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The nature of our businesses exposes us to market risk. Market risk is the risk of loss that may occur when changes in interest rates and public equity prices adversely affect the value of invested assets.

Interest Rate Risk

LPAL is subject to risk from interest rate fluctuations when payments due to policyholders are not matched in respect of amount and duration with income from investments. LPAL attempts to minimize this risk by ensuring that payments and income are matched as closely as possible while also maximizing investment returns. LPAL has not used derivative financial instruments as part of its investment strategy.

For LPAL's business, the amount of policyholder liabilities is unaffected by changes in interest rates. Given the existing policy and bond maturity profiles, and that bonds will generally be held to maturity and early policy redemptions are protected by a market value adjustment and surrender penalty, the bonds and policies carry minimal interest rate risk. Interest income earned on excess cash in LPAL is expected to yield less than $0.2 million during 2006, therefore movements in market interest rates should not have a material impact on our consolidated results.

Equity Price Risk

We are exposed to equity price risk on our holdings of listed equity securities. Changes in the level or volatility of equity prices affect the value of our listed equity securities. These changes in turn directly affect our consolidated net income because our holdings of listed equity securities are marked to market, with changes in their market value recognized in the statement of operations for the period in which the changes occur. These listed equity securities represent investments that were originally made as private equity investments in high technology companies that subsequently completed an initial public offering. The performance of these listed equity securities can be highly volatile; however, we monitor them and seek to sell them over a period of time.

Prior to September 30, 2004, we held levels of listed equity securities which exposed us to significant equity price risk and resulting volatility in our reported earnings. Subsequent to the sale of our remaining holding in Packeteer, Inc. common stock on September 30, 2004, the market value of our listed equity trading portfolio was only $0.6 million as of December 31, 2004. During January 2005, we sold $0.5 million of the listed equity securities that we held as of December 31, 2004. As of December 31, 2005, we held only $84,000 of listed equity securities. At this level, there is a greatly reduced equity price risk and fluctuations in the market value of our remaining listed equity securities should not have a material impact on our earnings in future periods.

As of December 31, 2005, we held $0.8 million in private corporate equity securities of technology companies for which liquid markets do not exist. Private equity prices do not fluctuate directly with public equity markets, but significant market movements may trigger a review for other-than-temporary adjustment of the carrying values of our private equity securities. The risks inherent in these private equity investments relate primarily to the viability of the investee companies. We try to mitigate these risks in various ways, including performing extensive due diligence prior to making an investment, and regularly reviewing the progress of the investee companies.

For additional information relating to our financial risk profile, see Note 12 to the Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 31,	
	2005	2004
ASSETS		
Investments (principally of life insurance subsidiary):		
Fixed maturities:		
Available-for-sale, at fair value (amortized cost: $13,809 and $21,341 as of December 31, 2005 and 2004, respectively)	$ 13,829	$ 21,377
Held-to-maturity, at amortized cost (fair value: $6,982 and $0 as of December 31, 2005 and 2004, respectively)	7,011	-
Equity securities:		
Trading, at fair value (cost: $102 and $586 as of December 31, 2005 and 2004, respectively)	84	552
Available-for-sale, at estimated fair value (cost: $850 as of December 31, 2005 and 2004)	850	850
Total investments	21,774 (1)	22,779
Cash and cash equivalents	10,039 (1) (2)	19,495
Cash held in escrow	1,027	1,005
Accrued investment income	609	737
Property and equipment, net	43	70
Other assets	311	621
Total assets	$ 33,803	$ 44,707
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Life insurance policy liabilities	$ 13,573	$ 21,229
Accounts payable and accruals	627	585
Total liabilities	14,200	21,814
Commitments and contingencies (See Note 11)		
Shareholders' equity:		
Ordinary shares, $0.05 par value per share: 86,400,000 shares authorized; 64,439,073 shares issued and outstanding as of December 31, 2005 and 2004	3,222	3,222
Additional paid-in capital	67,660	68,615
Retained earnings	11,682	14,929
Employee benefit trusts, at cost (13,522,381 and 13,684,881 shares as of December 31, 2005 and 2004, respectively)	(62,598)	(63,571)
Accumulated other comprehensive loss	(363)	(302)
Total shareholders' equity	19,603	22,893
Total liabilities and shareholders' equity	$ 33,803	$ 44,707

Arthur I. Trueger
Executive Chairman
March 27, 2006

Trenchard
Director

(1) Includes $14,673 of investments and $9,505 of cash and cash equivalents in the Company's insurance subsidiary (London Pacific Assurance Limited ("LPAL")) which are not currently available to fund the operations or commitments of the Company or its other subsidiaries.

(2) The decline in cash and cash equivalents from December 31, 2004 to December 31, 2005 is attributable primarily to the Group's purchase of fixed maturity securities classified as held-to-maturity and to the operating loss for the year.

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share and ADS amounts)

	Years Ended December 31, 2005	2004	2003
Continuing operations:			
Revenues:			
Investment income	$ 1,562	$ 1,397	$ 1,887
Insurance policy charges	4	4	6
Consulting and other fee income	553	513	-
Net realized investment gains (losses)	(43)	4,700	(15,312)
Change in net unrealized investment gains and losses on trading securities	17	(12,373)	22,617
	2,093	(5,759)	9,198
Expenses:			
Amounts credited on insurance policyholder accounts	980	1,358	1,922
Operating expenses	4,344	4,629	5,553
Interest expense	4	105	676
	5,328	6,092	8,151
Income (loss) from continuing operations before income taxes	(3,235)	(11,851)	1,047
Income tax expense (benefit)	12	290	(42)
Income (loss) from continuing operations	(3,247)	(12,141)	1,089
Discontinued operations:			
Loss from discontinued operations, net of income tax expense of $0, $0 and $2, respectively	-	-	(1,758)
Income on disposal of discontinued operations, net of income tax expense of $0, $0 and $36, respectively	-	-	11,685
Income on discontinued operations	-	-	9,927
Net income (loss)	$ (3,247)	$ (12,141)	$ 11,016

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
(In thousands, except per share and ADS amounts)

	Years Ended December 31, 2005	2004	2003
Basic earnings (loss) per share and ADS:			
Basic earnings (loss) per share:			
Continuing operations	$ (0.06)	$ (0.24)	$ 0.02
Discontinued operations	-	-	0.20
	$ (0.06)	$ (0.24)	$ 0.22
Basic earnings (loss) per ADS:			
Continuing operations	$ (0.64)	$ (2.39)	$ 0.21
Discontinued operations	-	-	1.96
	$ (0.64)	$ (2.39)	$ 2.17
Diluted earnings (loss) per share and ADS:			
Diluted earnings (loss) per share:			
Continuing operations	$ (0.06)	$ (0.24)	$ 0.02
Discontinued operations	-	-	0.20
	$ (0.06)	$ (0.24)	$ 0.22
Diluted earnings (loss) per ADS:			
Continuing operations	$ (0.64)	$ (2.39)	$ 0.21
Discontinued operations	-	-	1.94
	$ (0.64)	$ (2.39)	$ 2.15

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,		
	2005	2004	2003
Cash flows from continuing operating activities:			
Net income (loss)	$ (3,247)	$ (12,141)	$ 1,089
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	36	53	79
Amounts credited on insurance policyholder accounts	980	1,358	1,922
Net realized investment losses (gains)	43	(4,700)	15,312
Change in net unrealized investment gains and losses on trading securities	(17)	12,373	(22,617)
Net amortization of investment premiums and discounts	656	572	313
Net changes in operating assets and liabilities:			
Trading equity securities	441	12,009	11,879
Accrued investment income	128	189	(26)
Other assets	310	(112)	733
Life insurance policy liabilities	(4)	(4)	(6)
Accounts payable, accruals and other liabilities	193	174	(804)
Income taxes payable	7	17	(26)
Other operating cash flows	(22)	(6)	223
Net cash provided by (used in) continuing operations	(496)	9,782	8,071
Capital paid in to discontinued operations	-	-	(523)
Net cash used in discontinued operations	-	-	(523)
Net cash provided by (used in) operating activities	(496)	9,782	7,548
Cash flows from investing activities:			
Payment of guarantee obligations	-	-	(10,836)
Purchases of held-to-maturity fixed maturity securities	(8,510)	-	-
Purchases of available-for-sale fixed maturity securities	(5,121)	-	(17,096)
Purchases of available-for-sale equity securities	-	(15)	-
Proceeds from maturity of held-to-maturity fixed maturity securities	1,350	-	-
Proceeds from sale and maturity of available-for-sale fixed maturity securities	10,611	5,060	24,595
Proceeds from sale of available-for-sale equity securities	-	75	9
Proceeds from disposal of discontinued operations	-	-	16,148
Capital expenditures	(9)	(5)	(4)
Net cash provided by (used in) investing activities	(1,679)	5,115	12,816

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

	Years Ended December 31,		
	2005	2004	2003
Cash flows from financing activities:			
Insurance policyholder benefits paid	(6,749)	(9,824)	(12,330)
Proceeds from disposal of shares by the employee benefit trusts	18	-	-
Repayments of notes payable	-	-	(9,314)
Net cash used in financing activities	(6,731)	(9,824)	(21,644)
Net increase (decrease) in cash and cash equivalents	(8,906)	5,073	(1,280)
Cash and cash equivalents at beginning of year [1]	19,495	14,408	15,308
Foreign currency translation adjustment	(550)	14	380
Cash and cash equivalents at end of year [1], [2]	$10,039	$19,495	$14,408

Supplemental disclosure of cash flow information: [1]

	2005	2004	2003
Cash paid (received) during the year for:			
Interest	$ 4	$ 105	$ 501
Income taxes (net of amounts recovered)	$ 5	$ 274	$ (51)
Supplemental disclosure of non-cash investing activities:			
Exchange of available-for-sale equity securities for trading equity securities	$ -	$ 98	$ 3

(1) Amounts reflect continuing operations only. Does not include $1,027 of cash held in escrow as of December 31, 2005.

(2) The amount for December 31, 2005 includes $9,505 in the Company's insurance subsidiary (LPAL) which is not currently available to fund the operations or commitments of the Company or its other subsidiaries.

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except per share and ADS amounts)

	Ordinary Shares Number	Ordinary Shares Amount	Additional Paid-in Capital	Retained Earnings	Employee Benefit Trusts	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance as of January 1, 2003	64,439	$ 3,222	$ 68,394	$ 16,054	$ (63,571)	$ (2,613)	$ 21,486
Net income	-	-	-	11,016	-	-	11,016
Change in net unrealized gains and losses on available-for-sale securities	-	-	-	-	-	1,886	1,886
Foreign currency translation adjustment	-	-	-	-	-	288	288
Warrants issued to bank	-	-	221	-	-	-	221
Balance as of December 31, 2003	64,439	$ 3,222	$ 68,615	$ 27,070	$ (63,571)	$ (439)	$ 34,897
Net loss	-	$ -	$ -	$ (12,141)	$ -	$ -	$ (12,141)
Change in net unrealized gains and losses on available-for-sale securities	-	-	-	-	-	46	46
Foreign currency translation adjustment	-	-	-	-	-	91	91
Balance as of December 31, 2004	64,439	$ 3,222	$ 68,615	$ 14,929	$ (63,571)	$ (302)	$ 22,893
Net loss	-	$ -	$ -	$ (3,247)	$ -	$ -	$ (3,247)
Change in net unrealized gains and losses on available-for-sale securities	-	-	-	-	-	(16)	(16)
Foreign currency translation adjustment	-	-	-	-	-	(45)	(45)
Exercise of employee share options, including income tax effect	-	-	(955)	-	973	-	18
Balance as of December 31, 2005	64,439	$ 3,222	$ 67,660	$ 11,682	$ (62,598)	$ (363)	$ 19,603

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

BERKELEY TECHNOLOGY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended December 31,		
	2005	2004	2003
Net income (loss)	$ (3,247)	$ (12,141)	$ 11,016
Other comprehensive income (loss), net of deferred income taxes:			
Foreign currency translation adjustments, net of income taxes of $0	(45)	91	288
Change in net unrealized gains and losses related to continuing operations:			
Unrealized holding gains and losses on available-for-sale securities	(44)	64	54
Reclassification adjustment for gains and losses included in net income (loss)	28	(18)	1,832
Deferred income taxes	-	-	-
Other comprehensive income (loss)	(61)	137	2,174
Comprehensive income (loss)	$ (3,308)	$ (12,004)	$ 13,190

See accompanying Notes which are an integral part of these Consolidated Financial Statements.

As used herein, the terms "registrant" and "Company" refer to *Berkeley Technology Limited*. Except as the context otherwise requires, the term "Group" refers collectively to the registrant and its subsidiaries.

Note 1. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared by the Company in conformity with United States generally accepted accounting principles ("U.S. GAAP"). These consolidated financial statements include the accounts of the Company, its subsidiaries, the Employee Share Option Trust ("ESOT") and the Agent Loyalty Opportunity Trust ("ALOT"). Significant subsidiaries included in the continuing operations of the Group and discussed in this document include London Pacific Assurance Limited ("LPAL") and Berkeley International Capital Corporation ("BICC"). All intercompany transactions and balances have been eliminated in consolidation.

The consolidated balance sheet is presented in an unclassified format as the majority of the Group's assets relate to its life insurance and annuities business. The Group's other business is venture capital and consulting.

The Company is incorporated under the laws of Jersey, Channel Islands. Its Ordinary Shares are traded on the London Stock Exchange and in the U.S. on the OTC Bulletin Board in the form of American Depositary Shares ("ADSs"), which are evidenced by American Depositary Receipts ("ADRs"). Each ADS represents ten Ordinary Shares. Pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC"), the Company is considered a U.S. domestic registrant and must file financial statements prepared under U.S. GAAP.

Cash and Cash Equivalents

The Group considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investments

The Group's investments consist of fixed maturity and equity securities. Fixed maturity securities are classified as either available-for-sale or held-to-maturity, and equity securities are classified as either trading or available-for-sale. The investments are accounted for as follows:

i) available-for-sale securities are recorded at fair value, with changes in unrealized gains and losses excluded from net income, but reported net of applicable income taxes as a separate component of accumulated other comprehensive income;

ii) held-to-maturity securities are recorded at amortized cost unless these securities become other-than-temporarily impaired; and

iii) trading securities are recorded at fair value with changes in unrealized gains and losses included in net income.

When a quoted market price is available for a security, the Group uses this price to determine fair value. If a quoted market price is not available for a security, management estimates the security's fair value based on appropriate valuation methodologies. Management's valuation methodologies include fundamental analysis that evaluates the investee company's progress in developing products, building intellectual property portfolios and securing customer relationships, as well as overall industry conditions, conditions in and prospects for the investee's geographic region, overall equity market conditions, and the level of financing already secured and available. This is combined with analysis of comparable acquisition transactions and values to determine if the security's liquidation preferences will ensure full recovery of the Group's investment in a likely acquisition outcome. In its valuation analysis, management also considers the most recent transaction in a company's shares.

Amortization of premiums and accretion of discounts on fixed maturity securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on securities are included in net income using the specific identification method. Any other-than-temporary declines in the fair value of available-for-sale or held-to-maturity securities, below the cost or amortized cost basis, are recognized as realized losses in the consolidated statements of operations. The cost basis of such securities is adjusted to reflect the write-down recorded.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis at rates sufficient to write-off such assets over their estimated useful lives on the following basis:

Furniture and equipment	- five years
Computer equipment, including software	- three to five years
Leasehold improvements	- life of lease

Assets held under capital leases are included in property, equipment and leasehold improvements and are depreciated over their estimated useful lives. The future obligations under these leases are included in accounts payable and accruals. Interest paid on capital leases is charged to the statement of operations over the periods of the leases.

Life Insurance Policy Liabilities, Revenues and Expenses

Life insurance policy liabilities, premium revenues and related expenses are accounted for in accordance with Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," as follows:

i) Life insurance policy liabilities for deferred annuities are accounted for as investment-type insurance products and are recorded at accumulated value (premiums received, plus accrued interest to the balance sheet date, less withdrawals and assessed fees).

ii) Revenues for investment-type insurance products consist of charges assessed against policy account values for surrenders.

iii) Benefits for investment-type insurance products are charged to expense when incurred and reflect the claim amounts in excess of the policy account balance. Expenses for investment-type products include the interest credited to the policy account balance.

Revenue Recognition

Interest income is accounted for on an accrual basis. Dividends are accounted for when declared.

Listed equity securities received as a result of an acquisition of one of the Group's investee companies by a publicly traded company that are held in escrow by an escrow agent, are recognized in the financial statements when the transaction is completed. Reductions are made to the number of shares of listed equity securities held in escrow that are carried in the financial statements as claims are made by the acquiring company against the escrow, or if evidence exists that a claim is probable.

Fees relating to venture capital activities are recognized in income when the investment transaction is completed. Fees for consulting services are recognized in income on an accrual basis, based upon when services are performed.

Stock Based Compensation

The Company accounts for stock based compensation issued to employees in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations which recognizes compensation expense based upon the intrinsic value of the stock options as of the date of grant. The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation," which encourages, but does not require, companies to recognize compensation expense for grants of stock options based on their fair value. The Company has elected, as permitted by SFAS 123, to adopt the disclosure requirement of SFAS 123 and to continue to account for stock based compensation under APB 25.

Had compensation expense for the Company's ESOT activity been determined based upon the fair value method in accordance with SFAS 123, the Company's consolidated net income (loss) and earnings (loss) per share and ADS would have been decreased or increased to the pro forma amounts as reflected below:

	Years Ended December 31,		
	2005	2004	2003
	(In thousands, except per share and ADS amounts)		
Net income (loss) as reported	$ (3,247)	$ (12,141)	$ 11,016
Add: Stock based employee compensation expense included in reported income (loss), net of related tax effects	-	-	-
Deduct: Total stock based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(39)	(190)	(145)
Pro forma net income (loss)	$ (3,286)	$ (12,331)	$ 10,871
Basic earnings (loss) per share:			
As reported	(0.06)	(0.24)	0.22
Pro forma	(0.06)	(0.24)	0.21
Basic earnings (loss) per ADS:			
As reported	(0.64)	(2.39)	2.17
Pro forma	(0.65)	(2.43)	2.14

	Years Ended December 31,		
	2005	2004	2003
	(In thousands, except per share and ADS amounts)		
Diluted earnings (loss) per share:			
As reported	(0.06)	(0.24)	0.22
Pro forma	(0.06)	(0.24)	0.21
Diluted earnings (loss) per ADS:			
As reported	(0.64)	(2.39)	2.15
Pro forma	(0.65)	(2.43)	2.12
Weighted-average fair value of options granted at market price during year	0.06	-	-
Weighted-average fair value of options granted at less than market price during year	-	-	-

The pro forma disclosures shown above were calculated for all options granted after December 31, 1994 using a Black-Scholes option pricing model with the following assumptions:

	2005	2004 [(1)]	2003 [(1)]
Expected dividend yield [(2)]	-	-	-
Expected stock price volatility	34%	-	-
Risk-free interest rate	3.89%	-	-
Weighted-average expected life (in years)	6.25	-	-

(1) *No grants were made in 2003 and 2004.*

(2) Future dividends were not assumed, as dividends have not been paid since 2001.

Income Taxes

The Group accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the Group recognizes taxes payable or refundable for the current year, and deferred tax assets and liabilities due to temporary differences in the basis of assets and liabilities between amounts recorded for financial statement and tax purposes.

The Group provides a valuation allowance for deferred income tax assets if it is more likely than not that some portion of the deferred income tax asset will not be realized. The Group includes in income any increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realization of the related deferred income tax asset.

The Group includes in additional paid-in capital the tax benefit on share options exercised during the period to the extent that such exercises result in a permanent difference between financial statement and tax basis compensation expense.

Earnings Per Share and ADS

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." This statement requires the presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income or loss by the weighted-average number of Ordinary Shares outstanding during the applicable period, excluding shares held by the ESOT and the ALOT which are regarded as treasury stock for the purposes of this calculation. The Company has issued employee share options, which are considered potential common stock under SFAS 128. The Company has also issued Ordinary Share warrants to the Bank of Scotland in connection with the Company's bank facility (now terminated), which are also considered potential common stock under SFAS 128. Diluted earnings per share is calculated by dividing net income by the weighted-average number of Ordinary Shares outstanding during the applicable period as adjusted for these potentially dilutive options and warrants which are determined based on the "Treasury Stock Method."

Foreign Currencies

The Group uses the £ sterling as the functional currency for LPAL and the U.S. dollar as the functional currency for the Company and all other significant subsidiaries. Foreign exchange gains and losses resulting from the remeasurement of foreign currency assets and liabilities into an entity's functional currency are included in other operating expense in the consolidated statements of operations. For entities using a £ sterling functional currency, assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the prevailing exchange rates at the balance sheet date and income and expense items are translated to U.S. dollars at average exchange rates in effect during the period. The resulting translation adjustment is shown as a separate component of other comprehensive income in shareholders' equity. Foreign currency transaction gains and losses are recorded in the results of operations, and were not material in all periods presented.

Comprehensive Income

Comprehensive income consists of net income; changes in unrealized gains and losses on available-for-sale securities, net of income taxes; and foreign currency translation gains or losses arising on the translation of the Group's non-U.S. dollar based subsidiaries.

Recently Issued Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), "Share-Based Payment." SFAS 123R is a revision of SFAS 123 and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. SFAS 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123. On April 14, 2005, the SEC approved a new rule that delays the effective date of SFAS 123R. Under the SEC's rule, SFAS 123R is now effective for the Company beginning January 1, 2006. The Company will adopt the "modified prospective" method and expects that the impact on its operating results will not be material.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections." This new standard replaces APB Opinion No. 20, "Accounting Changes in Interim Financial Statements," and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements," and represents another step in the FASB's goal to converge its standards with those issued by the International Accounting Standards Board. Among other changes, SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of SFAS 154 to have a material effect on the consolidated financial statements. As of December 31, 2005, this pronouncement had no impact on the consolidated financial statements.

Emerging Issues Task Force Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was issued and is effective March 31, 2004. EITF 03-1 provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. This issue also requires disclosures assessing the ability and intent to hold investments in instances in which an investor determines that an investment with a fair value less than cost is not other-than-temporarily impaired. On September 30, 2004, the FASB decided to delay the effective date for the measurement and recognition guidance contained in EITF 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The disclosure guidance in EITF 03-1 was not delayed. Management continues to closely monitor the effect of implementing EITF 03-1, but does not believe the Group has any "other-than-temporarily impaired" securities at December 31, 2005. As of that date, 65% of the Group's $20.8 million in fixed maturity securities will mature by March 31, 2006 and it is management's intent to hold these securities to maturity.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these consolidated financial statements as well as the reported amount of revenues and expenses during this reporting period. Actual results could differ from these estimates. Certain estimates such as fair value and actuarial assumptions have a significant impact on the gains and losses recorded on investments and balance of life insurance policy liabilities.

Note 2. Discontinued Operations

(a) Berkeley Capital Management

The Group entered into a definitive agreement to sell substantially all of the assets and operations of its subsidiary, Berkeley Capital Management ("BCM"), on March 7, 2003, and on May 7, 2003 completed the sale. In connection therewith, the results of operations of BCM for 2003 up to completion of the sale have been reported in discontinued operations.

A summary of BCM's pre-tax operating results for the year ended December 31, 2003 is shown below.

	Year Ended December 31, 2003 [1]
	(In thousands)
Revenues:	
Asset management fees	$1,369
Total revenues	1,369
Operating expenses	1,403
Loss before income taxes	$ (34)

[1] Partial year up to sale completion.

The $7,949,000 gain on sale of discontinued operations, net of tax of $0, was recorded in the second quarter of 2003 and reported in the Group's Form 10-Q for that quarter.

Previously, BCM was included in the Group's asset management business segment.

(b) London Pacific Advisors

On May 9, 2003, the Group entered into a definitive agreement to sell all of the outstanding stock of its subsidiaries, London Pacific Advisory Services, Inc., London Pacific Securities, Inc. and LPA Insurance Agency, Inc., together with the associated assets of the advisory business held within London Pacific Technologies, Inc. and LP Advisors, Inc. (collectively, "LPA"). On June 5, 2003, the Group completed the sale. In connection therewith, the results of operations of LPA for 2003 up to completion of the sale have been reported as discontinued operations.

A summary of LPA's pre-tax operating results for the year ended December 31, 2003 is shown below.

	Year Ended December 31, 2003 [1]
	(In thousands)
Revenues:	
Investment income	$ 4
Gross financial advisory services fees	5,820
Payments due to independent advisors	(3,477)
Total net revenues	2,347
Expenses	4,069
Loss before income taxes	$(1,722)

[1] Partial year up to sale completion.

The $3,772,000 gain on sale of discontinued operations, and tax expense on the gain of $36,000, were recorded in the second quarter of 2003 and reported in the Group's Form 10-Q for that quarter.

Previously, LPA was included in the Group's financial advisory services business segment.

Note 3. Investments

Summary Cost and Fair Value Information

Fixed Maturity Securities

An analysis of fixed maturity securities is as follows:

	December 31,							
	2005				2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)							
Available-for-Sale:								
Non-U.S. corporate debt securities	$ 8,500	$ 38	$ -	$ 8,538	$19,117	$ 65	$ (29)	$19,153
Corporate debt securities	5,309	-	(18)	5,291	2,224	1	(1)	2,224
	13,809	38	(18)	13,829	21,341	66	(30)	21,377
Held-to-Maturity:								
Corporate debt securities	7,011	-	(29)	6,982	-	-	-	-
	7,011	-	(29)	6,982	-	-	-	-
Total fixed maturity securities	$20,820	$ 38	$ (47)	$20,811	$21,341	$ 66	$ (30)	$21,377

As of December 31, 2005, there were no non-income producing fixed maturity securities for the twelve months preceding December 31, 2005.

Contractual Maturities

The amortized cost and estimated fair value of fixed maturity securities as of December 31, 2005 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities as certain issuers have the right to call and certain borrowers have the right to prepay obligations without penalty.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Due in one year or less	$13,809	$13,829	$7,011	$6,982
Due after one year through five years	-	-	-	-
	$13,809	$13,829	$7,011	$6,982

Equity Securities

Equity securities are comprised of available-for-sale and trading securities. An analysis of equity securities is as follows:

	December 31,							
	2005				2004			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)							
Private corporate equity securities	$ 850	$ -	$ -	$ 850	$ 850	$ -	$ -	$ 850
Total available-for-sale equity securities	850	-	-	850	850	-	-	850
Trading securities	102	7	(25)	84	586	20	(54)	552
Total equity securities	$ 952	$ 7	$ (25)	$ 934	$ 1,436	$ 20	$ (54)	$ 1,402

Trading securities are carried at fair value with changes in net unrealized gains and losses of $17,000, $(12,373,000) and $22,617,000 included in the income and losses for the years ended December 31, 2005, 2004 and 2003, respectively.

Investment Concentration and Risk

As of December 31, 2005, fixed maturity securities held by the Group included investments in Ford Motor Credit ("FMC") of $6,007,000 and General Motors Acceptance Corp. ("GMAC") of $5,995,000. These two corporate issuers each represented more than 10% of shareholders' equity as of December 31, 2005. However, the FMC and GMAC bonds matured on February 1, 2006 and January 15, 2006, respectively, and the Group received repayment of principal in full and all interest due on these bonds.

As of December 31, 2005, the Company's Jersey based life insurance subsidiary, LPAL, owned 66% of the Group's $20.8 million in fixed maturity securities, 99% of the Group's $0.9 million in available-for-sale private equity securities, and none of the Group's $84,000 in trading securities. LPAL is a regulated insurance company, and as such it must meet stringent capital adequacy requirements and it may not make any distributions without the consent of LPAL's independent actuary. LPAL'S investments are therefore not currently available to fund the operations or commitments of the Company or its other subsidiaries.

Fixed maturity securities considered less than investment grade (excluding split-rated securities) approximated 30.2% and 1.4% of total fixed maturity securities as of December 31, 2005 and 2004, respectively. On May 5, 2005, one of the two major credit rating agencies in the U.S. downgraded the long-term credit ratings of FMC and GMAC to less than investment grade. On August 24, 2005, the other major credit rating agency in the U.S. downgraded the long-term credit rating of GMAC to less than investment grade. As discussed above, the Group's FMC and GMAC holdings, which total $12.0 million in aggregate, representing 57.6% of the Group's total fixed maturity securities as of December 31, 2005, have matured in early 2006. Both holdings were repaid in full at maturity of these bonds.

Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains on fixed maturity securities classified as available-for-sale as of December 31, 2005 and 2004 totaled $20,000 and $36,000, respectively. There were no related income taxes.

There were no net unrealized losses on equity securities classified as available-for-sale as of December 31, 2005 or 2004.

Changes in net unrealized gains and losses on available-for-sale securities included in other comprehensive income for the years ended December 31, 2003, 2004 and 2005 were as follows:

	Net Unrealized Gains (Losses)		
	Fixed Maturity Securities	Equity Securities	Total
		(In thousands)	
Net unrealized losses on available-for-sale securities as of December 31, 2002	$ (146)	$ (1,750)	$ (1,896)
Changes during the year ended December 31, 2003:			
Unrealized holding gains and losses on available-for-sale securities	54	-	54
Reclassification adjustment for gains and losses included in net income	82	1,750	1,832
Net unrealized losses on available-for-sale securities as of December 31, 2003	(10)	-	(10)
Changes during the year ended December 31, 2004:			
Unrealized holding gains and losses on available-for-sale securities	64	-	64
Reclassification adjustment for gains and losses included in net loss	(18)	-	(18)
Net unrealized gains on available-for-sale securities as of December 31, 2004	36	-	36
Changes during the year ended December 31, 2005:			
Unrealized holding gains and losses on available-for-sale securities	(44)	-	(44)
Reclassification adjustment for gains and losses included in net loss	28	-	28
Net unrealized gains on available-for-sale securities as of December 31, 2005	$ 20	$ -	$ 20

Net Investment Income

The details of investment income, net of investment expenses, are as follows:

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
Interest on fixed maturity securities	$ 1,217	$ 1,131	$ 1,611
Interest on cash and cash equivalents	347	268	280
Gross investment income	1,564	1,399	1,891
Investment expenses	(2)	(2)	(4)
	1,562	1,397	1,887
Amounts credited on insurance policyholder accounts	(980)	(1,358)	(1,922)
Net investment income (loss)	$ 582	$ 39	$ (35)

Investment expenses included costs of investment administration, primarily custodial fees.

Realized Gains and Losses

Information about gross and net realized gains and losses on securities transactions is as follows:

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
Realized gains (losses) on securities transactions:			
Fixed maturities, available-for-sale:			
Gross gains	$ -	$ -	$ 43
Gross losses	-	-	(286)
Net realized losses on fixed maturities, available-for-sale	-	-	(243)
Equity securities, trading:			
Gross gains	22	8,219	4,874
Gross losses	(65)	(265)	(15,237)
Net realized gains (losses) on equity securities, trading	(43)	7,954	(10,363)
Equity securities, available-for-sale:			
Gross gains	-	121	9
Gross losses	-	(3,375)	(4,715)
Net realized losses on equity securities, available-for-sale	-	(3,254)	(4,706)
Net realized investment gains (losses) on securities transactions	$ (43)	$ 4,700	$(15,312)

During 2004, the Group's management determined that one private equity investment in a technology company was other-than-temporarily impaired and consequently recorded a realized loss of $3.4 million in the consolidated statement of operations. During 2003, the Group recorded realized losses totaling $4.7 million in the consolidated statement of operations on three private equity investments in technology companies that the Group's management determined were other-than-temporarily impaired. There were no impairments recorded in 2005.

Note 4. Cash Held in Escrow

Cash held in escrow consists of the proceeds from the sale of LPA to SunGard Business Systems Inc. ("SunGard") on June 5, 2003 which were held back to cover any of the Group's indemnity obligations within the 18 month period following the close of the transaction. Funds were due to be released with accrued interest in December 2004, less any amounts related to indemnification matters as set out in the sale and purchase agreement. The Company was made aware on March 8, 2005 of SunGard's complaint with respect to alleged losses in an amount equal to at least $7.2 million resulting from, among other things, alleged breaches of representations and warranties contained in the sale and purchase agreement. SunGard is also seeking indemnification from the Company. After consultation with its legal advisors, the Group's management believes that this claim is without merit, and the Group is defending the matter vigorously. Due to this indemnification claim by SunGard, the $1.0 million in cash held in escrow was not released to the Group in December 2004 as scheduled. The Company has not made any reserve against the $1.0 million in escrow.

For further information regarding these legal proceedings, see Note 11 "Commitments and Contingencies" below.

Note 5. Property and Equipment

Property and equipment are carried at cost and consisted of the following:

	December 31,	
	2005	2004
	(In thousands)	
Property, equipment and leasehold improvements	$ 745	$ 743
Accumulated depreciation	(702)	(673)
Property and equipment, net	$ 43	$ 70

Note 6. Other Assets

An analysis of other assets is as follows:

	December 31,	
	2005	2004
	(In thousands)	
Prepayments	$ 202	$ 422
Receivables:		
Fee income receivable	84	175
Other receivables	25	24
Total other assets	$ 311	$ 621

Note 7. Life Insurance Policy Liabilities

An analysis of life insurance policy liabilities is as follows:

	December 31, 2005	December 31, 2004
	(In thousands)	
Deferred annuities – policyholder contract deposits	$13,322	$21,091
Other policy claims and benefits	251	138
	$13,573	$21,229

The liability for future policy benefits and policyholder contract deposits was determined based on the following assumptions:

Interest Rate Assumptions

Guaranteed reset rates were 3.0% for seven year annuity products issued in 2002. For three and five year annuity products, credited interest rates generally ranged from 4.20% to 7.40% in 2005, 3.75% to 7.40% in 2004, and from 3.30% to 7.40% in 2003.

Mortality Assumptions

Assumed mortality rates were based on standard tables commonly used in the U.K. life insurance industry, namely the AM80 table for male lives and the AF80 table for female lives.

Withdrawal Assumptions

Withdrawal charges on deferred annuities generally ranged from 1% to 7%, grading to zero over a period of up to 7 years.

Note 8. Statutory Financial Information and Restrictions

LPAL is regulated by the Jersey Financial Services Commission ("JFSC") and under Article 6 of the Insurance Business (Jersey) Law 1996 is permitted to conduct long-term insurance business. The JFSC requires LPAL to submit annual audited financial statements (prepared under U.S. GAAP which is permitted), and an audited annual filing in the format consistent with that required by the Financial Services Authority in the United Kingdom. The annual filing submitted by LPAL to the JFSC must be accompanied by a Certificate from the Appointed Actuary that based on sufficiently prudent assumptions, assets are sufficient to cover all liabilities. The annual filing contains a report from the Appointed Actuary on the matching of investments to liabilities.

The JFSC sets out the conditions with which LPAL must comply and determines the reporting requirements and the frequency of reporting. These conditions require that: (i) LPAL must hold, at all times, approved assets at least equal to the long-term insurance fund plus the required minimum solvency margin, (ii) the margin of solvency must be the greater of £50,000 or 2.5% of the value of the long-term business fund, and (iii) assets equal to not less than 90% of liabilities must be placed with approved independent custodians. As of December 31, 2005, LPAL met all of these conditions.

LPAL is also required under the insurance laws to appoint an actuary. The actuary must be qualified as defined under Jersey law and is required to supervise the long-term insurance fund. No transfers, except in satisfaction of long-term insurance business liabilities, including dividends, are permitted from the long-term insurance fund without written consent from the actuary.

Note 9. Income Taxes

The Group is subject to taxation on its income in all countries in which it operates based upon the taxable income arising in each country. However, realized gains on certain investments are exempt from Jersey and Guernsey taxation. This and other tax benefits which may not recur have reduced the tax charge in 2005, 2004 and 2003.

The Group is subject to income tax in Jersey at a rate of 20%. In the United States, the Group is subject to both federal and California taxes at rates up to 34% and 8.84%, respectively.

A breakdown of the Group's book income (loss) from continuing operations before income taxes by tax jurisdiction follows:

	Years Ended December 31,		
	2005	2004	2003
	(In thousands)		
Income (loss) from continuing operations before income taxes:			
Jersey, Guernsey and United Kingdom	$ (1,878)	$ (11,049)	$ 2,570
United States	(1,357)	(802)	(1,523)
Total income (loss) from continuing operations before income taxes	$ (3,235)	$ (11,851)	$ 1,047

The provision for income taxes differs from the amount computed by applying the Jersey, Channel Islands statutory income tax rate of 20% to income (loss) from continuing operations before income taxes. The sources and tax effects of the difference are as follows:

	Years Ended December 31,		
	2005	2004	2003
	(In thousands)		
Income tax expense (benefit) computed at Jersey statutory income tax rate of 20%	$ (647)	$ (2,370)	$ 209
Realized and unrealized investment losses (gains) not subject to taxation in Jersey	5	1,412	(474)
Other losses not deductible in Jersey	359	619	896
Losses not deductible (income not taxable) in Guernsey	(22)	144	(962)
Tax benefit on losses at higher than 20% statutory Jersey rate:			
Net loss on continuing operations in the U.S.	(310)	(183)	(348)
Adjustment of prior years' provisions	11	(308)	(33)
Increase in valuation allowance	582	941	47,962
Less: valuation allowance related to discontinued operations	-	-	(52,238)
Utilization of U.S. capital loss carryforwards for which a full valuation allowance had been provided in prior years	-	-	4,100
Other	34	35	846
Actual tax expense (benefit) for continuing operations	$ 12	$ 290	$ (42)

The components of the actual tax expense (benefit) for continuing operations are as follows:

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
Jersey, Guernsey and United Kingdom:			
Current tax benefit	$ -	$ -	$ (33)
Deferred tax expense	-	-	-
United States:			
Current tax expense (benefit)	12	290	(9)
Deferred tax expense	-	-	-
Total actual tax expense (benefit)	$ 12	$ 290	$ (42)

The components of the actual tax expense for discontinued operations are as follows:

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
United States:			
Current tax expense	$ -	$ -	$ 38
Deferred tax expense	-	-	-
	$ -	$ -	$ 38

The Group recognizes assets and liabilities for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of assets and liabilities are recovered or settled. The deferred income tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary. Deferred income tax assets and liabilities are disclosed net in the consolidated financial statements when they arise within the same tax jurisdiction and tax return.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below. As of both December 31, 2004 and December 31, 2005, full valuation allowances were provided on the net deferred tax assets of both U.S. tax groups due to the uncertainty of generating future taxable income or capital gains to benefit from the deferred tax assets.

	December 31,	
	2005	2004
	(In thousands)	
U.S. subsidiaries:		
Deferred income tax assets:		
Net operating loss carryforwards	$ 9,645	$ 9,061
Capital loss carryforwards	67,283	67,283
Unrealized losses on investments	8	7
Deferred compensation	4	7
Other assets	2	2
Valuation allowance	(76,905)	(76,323)
Deferred income tax assets, net of valuation allowance	37	37
Deferred income tax liabilities:		
Deferred capital gains	(36)	(36)
Depreciation, amortization and other	(1)	(1)
	(37)	(37)
Net deferred income tax assets – U.S. subsidiaries	$ -	$ -

As of December 31, 2005, the U.S. subsidiaries of continuing operations had pre-tax federal net operating loss carryforwards of approximately $24.1 million expiring as follows: approximately $1.3 million in 2011, and approximately $22.8 million from 2020 to 2025. These subsidiaries have California net operating loss carryforwards of approximately $16.2 million expiring from 2012 to 2015. In addition, these subsidiaries have federal capital loss carryforwards of $157.3 million ($156.0 million for California purposes) that expire in 2007. The Group has recorded a full valuation allowance for the deferred tax assets arising from these carryforward amounts as of December 31, 2005, due to the uncertainty of generating future taxable income or capital gains to benefit from the deferred tax assets.

Note 10. Shareholders' Equity

The Company has authorized 86,400,000 Ordinary Shares with a par value of $0.05 per share. As of December 31, 2005 and 2004, there were 64,439,073 Ordinary Shares issued and outstanding.

No dividends were declared and paid in 2003, 2004 or 2005.

Accumulated other comprehensive income (loss) consists of two components, foreign currency translation adjustments and net unrealized gains and losses on available-for-sale securities. Accumulated foreign currency translation adjustments were $(383,000), $(338,000) and $(429,000) as of December 31, 2005, 2004 and 2003, respectively. The net unrealized gains (losses) on available-for-sale securities after deferred income taxes were $20,000, $36,000 and $(10,000) as of December 31, 2005, 2004 and 2003, respectively. None of these amounts related to discontinued operations.

The Group has two share incentive plans as described in Note 13 "Share Incentive Plans." Under the terms of these plans, shares of the Company may be purchased in the open market and held in trust. These shares are owned by the employee benefit trusts, which are subsidiaries of the Company for financial reporting purposes.

Changes in the number of shares held by The London Pacific Group 1990 Employee Share Option Trust ("ESOT") and the Agent Loyalty Opportunity Trust ("ALOT") were as follows:

	Years Ended December 31,					
	2005		2004		2003	
	ESOT	ALOT	ESOT	ALOT	ESOT	ALOT
	(In thousands)					
Shares held as of January 1	13,247	438	13,247	438	13,247	438
Purchased	-	-	-	-	-	-
Exercised	(163)	-	-	-	-	-
Shares held as of December 31	13,084 [(1)]	438	13,247 [(1)]	438	13,247 [(1)]	438

(1) 834,000 shares are held in ADR form.

Warrants

On November 11, 2002, the Company agreed to grant 1,933,172 warrants to subscribe for the Company's Ordinary Shares to Bank of Scotland in connection with the extension of the Group's credit facility (which was fully repaid and terminated in June 2003). The warrants were granted on February 14, 2003 and have an exercise price of £0.1143 (based on the average of the closing prices of the Ordinary Shares over the trading days from November 1, 2002 through November 11, 2002), which was higher than the market price of £0.09 on November 11, 2002. These warrants are exercisable at any time prior to February 14, 2010 and their fair value was determined to be $251,125, based on a risk-free rate of 2.80%, volatility of 179% and a dividend yield of zero. The Company recognized $30,625 of expense relating to these warrants in 2002. The balance of $220,500 was recognized as an expense in 2003, with the corresponding entries to additional paid-in capital.

Note 11. Commitments and Contingencies

Lease Commitments

The Group leases office space under operating leases. Total rent expense on operating leases in the continuing operations was $230,000, $288,000 and $407,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The Group had no capital leases as of December 31, 2005.

Future minimum lease payments required under non-cancellable operating leases with terms of one year or more, as of December 31, 2005, were as follows:

	Operating Leases[1]
	(In thousands)
2006	$ 221
2007	115
2008	115
2009	115
2010	58
2011 and thereafter	-
Total	$ 624

(1) Includes commitments related to the Group's Jersey office lease which expires in September 2010. The Group is currently evaluating sublease options for which no commitment has been entered into as of March 27, 2006.

Commitments eliminated following the disposals of BCM and LPA during 2003 (as described in Note 2 "Discontinued Operations") for operating and capital lease commitments were approximately $1.9 million and $0.1 million, respectively.

Guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34." The following is a summary of the Company's agreements that the Company has determined are within the scope of FIN 45.

Under its Memorandum and Articles of Association, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company maintains directors and officers liability insurance that limits the Company's exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2005.

The Company enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically with business partners, clients and landlords. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities. These indemnification provisions sometimes include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2005.

Contingencies

As previously disclosed in the Company's 2002 to 2004 audited consolidated financial statements, and notes thereto, included in the Company's Annual Report for each of those years, the Company's primary insurance company, London Pacific Life & Annuity Company ("LPLA"), in August 2002 was placed under regulatory control and rehabilitation based on LPLA's statutory capital and surplus as of June 30, 2002. On July 9, 2004, a court order was issued approving a plan of liquidation for LPLA and also approving exchange agreements which give policyholders the option of exchanging their existing policies for new policies in another insurance company. In the course of the administration of LPLA in rehabilitation, the North Carolina Department of Insurance ("NCDOI") requested information concerning the history of a limited number of investments in securities of portfolio companies during November 2002. These portfolio investments have been associated with LPLA for more than seven years, and involve intercompany transfers. The history of their investment performance and ownership is complex. The Company has complied with these requests. The Company is not able at this time to predict what conclusions the NCDOI will reach after evaluation of this information.

On February 17, 2005, SunGard filed a lawsuit in the U.S. District Court in Philadelphia against the Company and certain of its subsidiaries. SunGard's complaint alleged losses in an amount equal to at least $7.2 million resulting from alleged breaches of representations and warranties contained in the May 2003 agreement governing the sale to SunGard of London Pacific Advisors, the Group's financial advisory services business.

On April 27, 2005, the Group filed a lawsuit against SunGard and certain of its affiliates in California Superior Court in San Francisco ("the Court") accusing SunGard of wrongful conduct and seeking payment of $1.0 million of the initial purchase consideration which is currently held in an escrow account, up to $8.0 million in additional earnout payments, and further damages for SunGard's prior wrongful actions. The Group is also asking the Court to award the Group compensatory, exemplary and punitive damages.

The Group also filed a motion to dismiss, for lack of subject matter jurisdiction, SunGard's lawsuit against the Group in Pennsylvania. SunGard then voluntarily dismissed its federal action against the Group and filed a new complaint in the court of Common Pleas, Chester County, Pennsylvania. This new complaint alleges essentially the same claims against the same parties that were contained in SunGard's federal action. Based upon substantial document discovery and deposition testimony already completed, and ongoing consultation with the Group's legal advisors, the Group believes that there is no merit to SunGard's claims against the Group, and the Group will continue to vigorously defend itself. As such, the Group's management does not believe that any provision for this contingent liability in the Group's financial statements as of December 31, 2005 is warranted.

On June 3, 2005, SunGard filed a motion to dismiss or stay the Group's California Superior Court action on jurisdictional grounds. On July 26, 2005, the California court denied SunGard's motion. On August 25, 2005, SunGard appealed that decision. Its appeal was summarily denied by the California court of appeals on September 22, 2005. In response, on October 12, 2005, SunGard filed a motion seeking to dismiss 13 of the 14 claims contained in the Group's California complaint. On January 3, 2006, the Court heard this motion and dismissed three of the Group's claims and allowed the Group to amend six of its remaining claims. On January 6, 2006, the Group lodged an 11-count amended complaint which amended and supplemented the Group's claims based upon the substantial document discovery it has now received from SunGard. SunGard responded by filing another motion, this time to dismiss nine of the Group's 11 claims. SunGard also sought to seal the Group's amended complaint from public view. On March 1, 2006, the Court heard SunGard's motions and dismissed four of the Group's 11 claims. The Court then ordered SunGard to answer the Group's seven remaining claims within 20 days of its March 14, 2006 order. The Court also denied SunGard's motion to seal the Group's amended complaint.

On June 10, 2005, the Group filed a petition to dismiss SunGard's complaint in the Pennsylvania court. That motion has not yet been heard.

Costs relating to the above matters are recognized in the Group's statement of operations as they are incurred.

Note 12. Fair Value of Financial Instruments

Substantially all financial instruments used in the Group's trading and investing activities are carried at fair value or amounts that approximate fair value. Fair value is based generally on listed market prices or broker-dealer price quotations. To the extent that prices are not readily available, estimated fair value is based on valuation methodologies performed by management, which evaluate company, industry, geographical and overall equity market factors that would influence the security's fair value.

With the exception of the fixed maturity securities classified as held-to-maturity, which are held at amortized cost, the carrying values of the Group's financial assets are equal to estimated fair value. (The Group did not hold any fixed maturity securities classified as held-to-maturity as of December 31, 2004.)

Considerable judgment is required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying values and estimated fair values of the Group's financial instruments were as follows:

	December 31,			
	2005		2004	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In thousands)			
Financial assets:				
Cash and cash equivalents	$ 10,039	$ 10,039	$ 19,495	$ 19,495
Cash held in escrow	1,027	1,027	1,005	1,005
Investments:				
Fixed maturities:				
Available-for-sale	13,829	13,829	21,377	21,377
Held-to-maturity	7,011	6,982	-	-
Equity securities:				
Trading	84	84	552	552
Available-for-sale	850	850	850	850
Financial liabilities:				
Life insurance policy liabilities	13,573	13,432	21,229	20,982

The following methods and assumptions were used by the Group in estimating the fair value of the financial instruments presented:

Cash, Cash Equivalents and Cash Held in Escrow: The carrying amounts reported in the consolidated balance sheet for these instruments approximated fair value.

Fixed Maturity Securities: Fair values for actively traded fixed maturity securities classified as available-for-sale and held-to-maturity were generally based upon quoted market prices. Fair values for private corporate debt securities were based on the results of valuation methodologies performed by management.

Equity Securities:

a) Trading Securities: Fair values for equity securities classified as trading were based on quoted market prices.

b) Available-for-Sale Securities: Fair values for equity securities classified as available-for-sale were based upon the results of management's valuation methodologies, including analysis of company, industry, geographical and overall equity market factors which influence fair value.

Life Insurance Policy Liabilities: The balance sheet caption "life insurance policy liabilities" includes investment-type insurance contracts (i.e., deferred annuities). The estimated fair values of deferred annuity policies were based on their account values after deduction of surrender charges.

Note 13. Share Incentive Plans

The Group has two share incentive plans for employees, agents and directors of Berkeley Technology Limited and its subsidiaries that provide for the issuance of share options and stock appreciation rights.

Employee Share Option Trust

The London Pacific Group 1990 Employee Share Option Trust ("ESOT"), which was approved by shareholders in 1990, provides for the granting of share options to employees and directors. The objectives of this plan include retaining the best personnel and providing for additional performance incentives. Options are generally granted with an exercise price equal to the fair market value of the underlying shares at the date of grant. Such grants to employees are generally exercisable in four equal annual installments beginning one year from the date of grant, subject to employment continuation, and expire seven or ten years from the date of grant. Such grants to directors are fully vested on the date of grant and expire seven or ten years from the date of the grant.

The ESOT may purchase shares of the Company in the open market, funded each year by a loan from the Company or its subsidiaries. While the loan is limited up to an annual maximum of 5% of the consolidated net assets of the Group, the ESOT is not limited as to the number of options that may be granted. The loan is secured by the shares held in the trust, is interest free, and is eliminated in the consolidated financial statements. The ESOT has waived its entitlement to dividends on any shares held. See Note 10 "Shareholders' Equity" for a summary of the share activity within the ESOT.

Share option activity for the years ended December 31, 2005, 2004 and 2003 was as follows:

(Options in thousands)	2005 Number of Options	2005 Weighted-Average Exercise Price	2004 Number of Options	2004 Weighted-Average Exercise Price	2003 Number of Options	2003 Weighted-Average Exercise Price
Outstanding as of January 1	6,940	$3.00	8,945	$3.10	13,575	$ 3.10
Granted	1,000	0.15	-	-	-	-
Exercised	(163)	0.11	-	-	-	-
Forfeited	(808)	1.46	(2,005)	3.46	(2,517)	3.12
Expired	(684)	3.39	-	-	(2,113)	3.09
Outstanding as of December 31	6,285	$2.77	6,940	$3.00	8,945	$ 3.10

(Options in thousands)	2005 Number of Options	2005 Weighted-Average Exercise Price	2004 Number of Options	2004 Weighted-Average Exercise Price	2003 Number of Options	2003 Weighted-Average Exercise Price
Options exercisable as of December 31	4,881	$3.52	5,685	$3.57	7,046	$ 3.82

The Group accounts for stock based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees."

See Note 1 "Summary of Significant Accounting Policies" for a reconciliation of net income (loss) as reported and as adjusted under SFAS 123.

Summary information about the Group's share options outstanding as of December 31, 2005 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	(In thousands)	(Years)		(In thousands)	
$0.10 - $0.50	2,915	7.52	$0.27	1,511	$0.33
0.51 - 5.00	1,220	1.15	3.36	1,220	3.36
5.01 - 10.00	2,090	5.24	5.40	2,090	5.40
10.01 - 21.00	60	4.68	21.00	60	21.00
$0.10 - $21.00	6,285	5.50	$2.77	4,881	$3.52

Agent Loyalty Opportunity Trust

The Agent Loyalty Opportunity Trust ("ALOT") provides for the granting of stock appreciation rights ("SARs") on the Company's Ordinary Shares to agents of LPLA. The ALOT was established in 1997 without shareholders' approval. Each award unit entitles the holder to cash compensation equal to the difference between the Company's prevailing share price and the exercise price. The award units are exercisable in four equal annual installments commencing on the first anniversary of the date of grant and are forfeited upon termination of the agency contract. Vesting of the award in any given year is also contingent on the holder of the award surpassing a predetermined benchmark tied to sales and persistency. The SARs expire seven years from the date of grant. The 79,000 awards outstanding at December 31, 2005 will expire in April 2006. Subsequent to that date, the Group's management intends to recommend to the trustees that the Ordinary Shares held by the ALOT be sold to the ESOT and that the ALOT be dissolved.

The ALOT may purchase Ordinary Shares in the open market, funded by a loan from a Group subsidiary. The loan is secured by the shares held in the trust and bears interest based upon the trust's net income before interest for each financial period. The trust receives dividends on all Ordinary Shares held. The loan, interest income and dividend income are eliminated in the consolidated financial statements. See Note 10 "Shareholders' Equity" for a summary of the share activity within the ALOT.

SAR activity for the years ended December 31, 2005, 2004 and 2003 was as follows:

	2005		2004		2003	
(Award units in thousands)	Number of Award Units	Weighted-Average Exercise Price	Number of Award Units	Weighted-Average Exercise Price	Number of Award Units	Weighted-Average Exercise Price
Outstanding as of January 1	290	$3.85	388	$3.73	388	$3.73
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Expired	(211)	3.35	(98)	3.35	-	-
Outstanding as of December 31	79	$5.19	290	$3.85	388	$3.73
Award units exercisable as of December 31	42	$5.19	187	$3.76	284	$3.62

Summary information about the Group's SARs outstanding as of December 31, 2005 is as follows:

	Award Units Outstanding			Award Units Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	(In thousands)	(Years)		(In thousands)	
$5.19	79	0.28	$5.19	42	$5.19

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25," which was effective for all awards granted after July 1, 2000.

Compensation expense relating to award grants in the ALOT was accounted for under APB 25, prior to the issuance of FIN 44. Thus, no expense was recognized at the grant dates because all awards were made with an exercise price equal to the prevailing market value. Instead, compensation expense would be recognized upon exercise of the awards; however, no awards have been exercised since 2001.

Note 14. Pension Plans

Jersey Plan

Until early 2004, the Group provided a defined benefit pension plan for its Jersey, Channel Islands, employees. This plan was terminated and the plan assets were distributed to the participants of the plan on a pro rata basis to their accrued benefit entitlements under the plan. The plan was dissolved in March 2005. The Group does not have any ongoing liabilities in respect of the plan following its dissolution.

The Group made contributions of $0, $15,000 and $148,000 to the trust in 2005, 2004 and 2003, respectively.

U.K. Plan

The Group provides a defined contribution plan for its U.K. employees. There is currently one participant in the plan. The Group has no ongoing liabilities associated with the plan. Contributions of $154,000, $49,000 and $41,000 were made by the Group to the plan in 2005, 2004 and 2003, respectively. Of the 2005 contribution, $105,000 was offset by a salary waiver.

Note 15. Earnings Per Share and ADS

Earnings (loss) per ADS are equivalent to ten times earnings (loss) per Ordinary Share, following the one-for-ten reverse split in June 2002.

A reconciliation of the numerators and denominators for the basic and diluted earnings (loss) per share calculations in accordance with Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings per Share," is as follows:

	Years Ended December 31,		
	2005	2004	2003
	(In thousands, except share, per share and ADS amounts)		
Income (loss) from continuing operations	$ (3,247)	$ (12,141)	$ 1,089
Income on discontinued operations	-	-	9,927
Net income (loss)	$ (3,247)	$ (12,141)	$ 11,016

	Years Ended December 31,		
	2005	2004	2003
	(In thousands, except share, per share and ADS amounts)		
Basic earnings (loss) per share and ADS:			
Weighted-average number of Ordinary Shares outstanding, excluding shares held by the employee benefit trusts	50,916,692	50,754,192	50,754,192
Basic earnings (loss) per share:			
Continuing operations	$ (0.06)	$ (0.24)	$ 0.02
Discontinued operations	-	-	0.20
	$ (0.06)	$ (0.24)	$ 0.22
Basic earnings (loss) per ADS:			
Continuing operations	$ (0.64)	$ (2.39)	$ 0.21
Discontinued operations	-	-	1.96
	$ (0.64)	$ (2.39)	$ 2.17
Diluted earnings (loss) per share and ADS:			
Weighted-average number of Ordinary Shares outstanding, excluding shares held by the employee benefit trusts	50,916,692	50,754,192	50,754,192
Effect of dilutive securities (warrants and employee share options)	-	-	433,706
Weighted-average number of Ordinary Shares used in diluted earnings per share calculations	50,916,692	50,754,192	51,187,898
Diluted earnings (loss) per share:			
Continuing operations	$ (0.06)	$ (0.24)	$ 0.02
Discontinued operations	-	-	0.20
	$ (0.06)	$ (0.24)	$ 0.22
Diluted earnings (loss) per ADS:			
Continuing operations	$ (0.64)	$ (2.39)	$ 0.21
Discontinued operations	-	-	1.94
	$ (0.64)	$ (2.39)	$ 2.15

As the Company recorded a net loss for the years ended December 31, 2005 and 2004, the calculations of diluted earnings per share for these years do not include potentially dilutive employee share options and warrants issued to the Bank of Scotland as they are anti-dilutive and, if included, would have resulted in a reduction of the net loss per share. If the Company had reported net income for the years ended December 31, 2005 and 2004, there would have been an additional 66,397 and 650,913 shares, respectively, included in the calculations of diluted earnings per share for these years.

Note 16. Transactions with Related Parties

The Group paid legal fees of approximately $60,000, $36,000 and $76,000 during 2005, 2004 and 2003, respectively, to a law firm of which one of its directors, Victor A. Hebert, is a member.

Note 17. Business Segment and Geographical Information

The Company's reportable operating segments are classified according to its remaining businesses of life insurance and annuities, and venture capital and consulting.

Due to the sales of BCM and LPA in 2003 (see Note 2 "Discontinued Operations"), the results of operations of the Company's asset management and financial advisory segments (up to their disposal dates) have been classified as discontinued operations for the year ended December 31, 2003.

Intercompany transfers between reportable operating segments are accounted for at prices which are designed to be representative of unaffiliated third party transactions.

Summary revenue and investment gain (loss) information by geographic segment, based on the domicile of the Group company generating those revenues, is as follows:

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
Jersey	$ 1,215	$ (5,715)	$ 4,220
Guernsey	109	(720)	4,926
United States	769	676	52
Consolidated revenues and net investment gains (losses) for continuing operations	$ 2,093	$ (5,759)	$ 9,198

Total assets by geographic segment were as follows:

	December 31, 2005	December 31, 2004
	(In thousands)	
Jersey	$ 25,066	$ 37,273
Guernsey	3,107	14
United States	5,630	7,420
Consolidated total assets	$ 33,803	$ 44,707

Revenues and income (loss) before income taxes for the Company's reportable operating segments included in continuing operations, based on management's internal reporting structure, were as follows:

	Years Ended December 31, 2005	2004	2003
		(In thousands)	
Revenues:			
Venture capital and consulting	$ 535	$ (125)	$ 4,687
Life insurance and annuities	1,192	(5,759)	4,458
	1,727	(5,884)	9,145
Reconciliation of segment amounts to consolidated amounts:			
Interest and other fee income	366	125	53
Consolidated revenues and net investment gains and losses for continuing operations	$ 2,093	$ (5,759)	$ 9,198
Income (loss) from continuing operations before income taxes:			
Venture capital and consulting	$ (584)	$ (1,365)	$ 3,571
Life insurance and annuities	(701)	(8,091)	1,577
	(1,285)	(9,456)	5,148
Reconciliation of segment amounts to consolidated amounts:			
Interest and other fee income	366	125	53
Corporate expenses	(2,312)	(2,415)	(3,478)
Interest expense	(4)	(105)	(676)
Consolidated income (loss) from continuing operations before income taxes	$ (3,235)	$ (11,851)	$ 1,047

Assets attributable to each of the Company's reportable operating segments, based on management's reporting structure, were as follows:

	December 31, 2005	December 31, 2004
	(In thousands)	
Assets:		
Venture capital and consulting	$ 90	$ 92
Life insurance and annuities	24,720	33,142
Corporate and other	8,993	11,473
Consolidated total assets	$ 33,803	$ 44,707

Note 18. Selected Quarterly Financial Information (Unaudited)

Unaudited quarterly financial information (in thousands, except per share and ADS amounts) is as follows:

	2005				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Continuing operations:					
Revenues including net investment gains (losses)	$ 475	$ 601	$ 505	$ 512	$2,093
Loss before income taxes	(1,154)	(677)	(698)	(706)	(3,235)
Net loss	(1,159)	(677)	(698)	(713)	(3,247)
Basic loss per share:					
Continuing operations	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.06)
Discontinued operations	-	-	-	-	-
	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.06)
Basic loss per ADS:					
Continuing operations	$(0.23)	$(0.13)	$(0.14)	$(0.14)	$(0.64)
Discontinued operations	-	-	-	-	-
	$(0.23)	$(0.13)	$(0.14)	$(0.14)	$(0.64)
Diluted loss per share:					
Continuing operations	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.06)
Discontinued operations	-	-	-	-	-
	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.06)
Diluted loss per ADS:					
Continuing operations	$(0.23)	$(0.13)	$(0.14)	$(0.14)	$(0.64)
Discontinued operations	-	-	-	-	-
	$(0.23)	$(0.13)	$(0.14)	$(0.14)	$(0.64)

	2004				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Continuing operations:					
Revenues including net investment gains (losses)	$ (5,021)	$ 2,081	$ (2,498)	$ (321)	$ (5,759)
Income (loss) before income taxes	(6,683)	478	(3,913)	(1,733)	(11,851)
Net income (loss)	(6,690)	195	(3,913)	(1,733)	(12,141)
Basic earnings (loss) per share:					
Continuing operations	$(0.13)	$ -	$(0.08)	$(0.03)	$(0.24)
Discontinued operations	-	-	-	-	-
	$(0.13)	$ -	$(0.08)	$(0.03)	$(0.24)
Basic earnings (loss) per ADS:					
Continuing operations	$(1.32)	$ 0.04	$(0.77)	$(0.34)	$(2.39)
Discontinued operations	-	-	-	-	-
	$(1.32)	$ 0.04	$ (0.77)	$(0.34)	$(2.39)
Diluted earnings (loss) per share:					
Continuing operations	$(0.13)	$ -	$(0.08)	$(0.03)	$(0.24)
Discontinued operations	-	-	-	-	-
	$(0.13)	$ -	$(0.08)	$(0.03)	$(0.24)
Diluted earnings (loss) per ADS:					
Continuing operations	$(1.32)	$ 0.04	$(0.77)	$(0.34)	$(2.39)
Discontinued operations	-	-	-	-	-
	$(1.32)	$ 0.04	$ (0.77)	$(0.34)	$(2.39)

Due to the method required by SFAS 128 to calculate per share and ADS amounts, the quarterly per share and ADS amounts do not necessarily total to the full year per share and ADS amounts.

REPORT OF THE INDEPENDENT AUDITORS

To the shareholders of Berkeley Technology Limited:

We have audited the consolidated financial statements of Berkeley Technology Limited (the "Group") for the year ended December 31, 2005 appearing on pages 20 to 54.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law are set out in the Directors' Responsibilities as Regards to the Financial Statements on page 6.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and auditing standards generally accepted in the United States of America.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Jersey) Law 1991. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements within it.

Our report has been prepared pursuant to the requirements of the Companies (Jersey) Law 1991 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely on this report by virtue of and for the purpose of the Companies (Jersey) Law 1991 or has been expressly authorized to do so by our prior written consent. Save as above we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of Audit Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

- In our opinion the consolidated financial statements give a true and fair view of the Group at December 31, 2005 and of the net loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies (Jersey) Law 1991; and

- The consolidated financial statements present fairly, in all material respects, the financial position of Berkeley Technology Limited at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Stoy Hayward, LLP
Chartered Accountants
8 Baker Street
London

March 27, 2006

SHAREHOLDER AND INVESTOR INFORMATION

Market Information

The principal trading market for our Ordinary Shares is the London Stock Exchange ("LSE"), under the symbol "*BEK.L,*" on which such shares have been listed since February 1985. ADSs, each representing ten Ordinary Shares, are evidenced by ADRs for which The Bank of New York is the Depositary. Our ADSs have traded in the United States from September 1992 through August 1993 on the OTC Bulletin Board, from September 1993 through November 1999 on The Nasdaq Stock Market[SM] under the symbol "*LPGL,*" from November 1999 through July 3, 2002 on the New York Stock Exchange ("NYSE") under the symbol "*LDP,*" from July 12, 2002 through June 15, 2003 on the OTC Bulletin Board under the symbol "*LDPGY.PK*" and since June 16, 2003 on the OTC Bulletin Board under the symbol "*BKLYY.PK.*" As of December 31, 2005, there were 64,439,073 Ordinary Shares outstanding of which 13,107,960, or 20.3%, were represented by 1,310,796 ADSs. ADS holders may exercise their voting rights through the ADR Depositary.

In June 2002, we completed a one-for-ten reverse split of our ADSs. On June 24, 2002, every ten of our ADSs issued and outstanding were converted and reclassified into one post-split ADS. Consequently, effective from the opening of business on June 24, 2002, each ADS is equal to ten Ordinary Shares. Fractional new ADSs were sold by the Depositary Bank and paid in cash to the ADR holders. This ADS split did not affect our Ordinary Shares listed on the LSE.

On July 9, 2002, trading of our ADRs was suspended and the securities were withdrawn from listing and registration on the NYSE due to a fall in price below the minimum permitted by the NYSE. As a result of the delisting, the liquidity of our common stock and its price were adversely affected. These actions may limit our ability to raise additional capital in the future, and there is no assurance that a significant trading market for the ADRs will develop. If an active trading market does not develop, ADR holders may be unable to sell their ADRs.

Subsequent to the delisting, the ability of ADR holders to buy and sell is limited to trading on the OTC Bulletin Board. Shares traded on the OTC market generally experience lower trading volume than those traded on the organized exchanges. The trading volume of the ADRs has decreased substantially since the NYSE delisting and the transfer of the ADRs to the OTC Bulletin Board.

The following table shows, for the quarters indicated, the reported highest and lowest middle market quotations (which represent an average of bid and asked prices) for our Ordinary Shares on the LSE, based on its Daily Official List, and the high and low trade price information of the ADSs as obtained from the OTC Bulletin Board:

	LSE Pounds Per Ordinary Share		OTC Bulletin Board U.S. Dollars Per ADS	
	High	Low	High	Low
2004:				
First quarter	0.15	0.14	2.60	2.00
Second quarter	0.15	0.14	2.55	2.25
Third quarter	0.14	0.11	2.60	2.05
Fourth quarter	0.13	0.10	2.10	1.70

	LSE Pounds Per Ordinary Share		OTC Bulletin Board U.S. Dollars Per ADS	
	High	Low	High	Low
2005:				
First quarter	0.11	0.09	1.95	1.50
Second quarter	0.10	0.08	1.65	1.40
Third quarter	0.10	0.07	1.50	1.20
Fourth quarter	0.09	0.06	1.25	0.70

Holders

As of February 28, 2006, we had approximately 1,425 Ordinary shareholders of record and 62 ADS holders of record. Because many Ordinary Shares and ADSs are held by brokers and various institutions on behalf of other holders, we are unable to estimate the total number of beneficial holders represented by these holders of record.

Dividends

Until 2002, we paid dividends on our Ordinary Shares in every year since we became listed on the LSE in 1985. Dividends on our Ordinary Shares were paid twice a year. In view of our requirement to conserve cash in order to meet the operating needs and growth opportunities of the business, we did not pay an interim or final dividend for 2004 or an interim dividend for 2005. Our Board of Directors will not be recommending a final dividend for the year 2005.

Holders of ADSs are entitled to receive dividends paid, if any, on our Ordinary Shares through the ADR Depositary.

Dividends per ADS are paid net of the 20% standard rate Jersey Income Tax which we must deduct when paying dividends out of our income. There is currently no double taxation treaty between the U.S. and Jersey. Generally, the net dividend paid to a U.S. holder is includable in gross income and treated as foreign source dividend income for U.S. federal income tax purposes. The Jersey tax deducted is not a withholding tax and therefore there is no corresponding foreign tax credit. Such dividends generally will not be eligible for the dividends received deduction allowed to U.S. corporations. ADS holders should consult their own tax advisors as to the tax consequences of such ownership. Please refer to information regarding statutory restrictions on the payment of dividends in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Inquiries

Shareholders who have questions relating to our business should write to our registered office, Berkeley Technology Limited, Minden House, 6 Minden Place, St. Helier, Jersey JE2 4WQ, Channel Islands. Administrative inquiries concerning shareholdings, such as loss of share certificates, dividend payments or change of address, should be sent directly to Computershare Investor Services (Channel Islands) Limited, Ordnance House, 31 Pier Road, St. Helier, Jersey JE4 8PW, Channel Islands. Inquiries relating to ADSs should be sent directly to The Bank of New York, ADR Division, 101 Barclay Street, 22nd Floor, New York, New York 10286.

A copy of our Annual Report for the year ended December 31, 2005 on Form 10-K and/or Proxy Statement as filed with the SEC is available from our registered office at the address shown above.

ADDRESSES

Berkeley Technology Limited
Registered office and principal place of business:
Minden House
6 Minden Place
St. Helier, Jersey JE2 4WQ
Channel Islands

Telephone: (01534) 607700
Facsimile: (01534) 607799

Registrar
Computershare Investor Services
(Channel Islands) Limited
Ordnance House
31 Pier Road
St. Helier, Jersey JE4 8PW
Channel Islands

Telephone: (01534) 825200
Website: www.computershare.com

Berkeley International Capital Corporation
650 California Street, 26th Floor
San Francisco, California 94108

Telephone: (415) 249 0450
Facsimile: (415) 249 0553
Website: www.berkeleyvc.com

ADR Depositary
The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, New York 10286

Telephone: (888) 269 2377
Website: www.adrbny.com

London Pacific Assurance Limited
Minden House
6 Minden Place
St. Helier, Jersey JE2 4WQ
Channel Islands

Telephone: (01534) 607780
Facsimile: (01534) 607799

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the twenty-second Annual General Meeting of Berkeley Technology Limited will be held at the Jersey Museum, Ouless Room, The Weighbridge, St. Helier, Jersey, Channel Islands on Thursday, August 31, 2006 at 9:00 a.m. (local time) for the following purposes:

Ordinary Business

1. To receive the report of the directors and the financial statements for the year ended December 31, 2005, together with the report of the independent auditors thereon.

2. To re-elect a director, Harold E. Hughes, Jr., who is retiring by rotation.

3. To re-appoint BDO Stoy Hayward, LLP and BDO Seidman, LLP as independent auditors of the Company and to authorize the directors to fix their remuneration.

Other Business

4. To act on any other matters that may properly come before the meeting.

By Order of the Board

Robert A. Cornman
Secretary

April 28, 2006

Notes

1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a member of the Company. A form of proxy is enclosed for use at the Annual General Meeting for holders of Ordinary Shares.

2. To be valid, the form of proxy must be lodged at the registered office of the Company not less than 48 hours before the time fixed for the meeting.

3. *No director has a contract of service with the Company.*

4. If you have sold or otherwise transferred all of your shares in Berkeley Technology Limited, you should send this document together with the accompanying form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.